Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Guidance Software, Inc.

at

$7.10 Net Per Share

by

Galileo Acquisition Sub Inc.

a wholly-owned subsidiary of

Open Text Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON SEPTEMBER 6, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Galileo Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), is offering to purchase any and all shares of common stock of Guidance Software, Inc., a Delaware corporation (“Guidance”), par value $0.001 per share, (each a “Share”), that are issued and outstanding, at a price of $7.10 per Share (the “Offer Price”), in cash, without interest, and net of applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 25, 2017, among Purchaser, Guidance and OpenText (as it may be amended from time to time, the “Merger Agreement”), under which, at 8:00 A.M., Eastern time, on the date of the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Guidance (the “Merger”), without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), and Guidance will be the surviving corporation and become a wholly-owned subsidiary of OpenText. As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than each Share (i) owned by OpenText or Guidance or held by a wholly-owned subsidiary of OpenText (including Purchaser) or Guidance, which will be cancelled and cease to exist without any payment being made with respect to such Share or (ii) owned by Guidance stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share) will be converted into the right to receive an amount of cash per Share equal to the Offer Price, without interest and net of applicable withholding of taxes, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Guidance board of directors (the “Guidance Board”) unanimously adopted resolutions which (i) determined that the Merger Agreement, the Tender and Voting Agreement dated as of July 25, 2017 by and among OpenText, Purchaser and the executive officers and directors of Guidance (the “Tender and Voting Agreement”) and the transactions contemplated thereby are fair to and in the best interests of Guidance, (ii) approved and declared advisable the Merger Agreement, the Tender and Voting Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon and subject to the terms and conditions of the Merger Agreement, (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL, (iv) ensure that no restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other law with respect to anti-takeover legislation shall apply with respect to or as a result of the Merger, the Offer, the Merger Agreement or any related agreement or transaction, and (v) determined, upon and subject to the terms and conditions of the Merger Agreement, to recommend that Guidance’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as defined in this Offer to Purchase), (ii) expiration or termination of the waiting period under the HSR Act (as defined in the Offer to Purchase), (iii) obtaining DSS Consent (as defined in this Offer to Purchase), (iv) no Company Material Adverse Effect (as defined in this Offer to Purchase) having occurred following the date of the Merger Agreement and (v) the satisfaction of other customary conditions as described in Section 13 of the Offer to Purchase — “Conditions to the Offer.” There is no financing condition to the Offer. A summary of the principal terms of the Offer appears on pages (i) through (viii). You should read this entire document carefully before deciding whether to tender your Shares.

August 8, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser in the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer (or a facsimile thereof), which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, in each case by the Expiration Time (as defined in this Offer to Purchase) or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by the expiration of the Offer, you may tender your Shares to Purchaser in the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and sole risk of the tendering stockholder.

*    *    *

Questions and requests for assistance may be directed to the Information Agent at the telephone number and address set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Copies of these materials may also be found at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the Merger or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Banks, Brokers and Shareholders

Call Toll-Free (800) 891-3214

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. OpenText and Purchaser (each as defined below) have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

Securities Sought	All shares of common stock of Guidance Software, Inc. (“Guidance”), par value $0.001 per share (each, a “Share”), that are issued and outstanding.

Price Offered Per Share	$7.10 in cash, without interest, and net of applicable withholding of taxes (the “Offer Price”).

Scheduled Expiration of the Offer	12:00 midnight, Eastern time, on September 6, 2017, unless the Offer (as defined below) is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Galileo Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Open Text Corporation.

Merger	At 8:00 A.M., Eastern time, on the date of the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Guidance (the “Merger”), without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), and Guidance will be the surviving corporation (the “Surviving Corporation”) and become a wholly-owned subsidiary of OpenText.

Who is offering to purchase my Shares?

Galileo Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), is offering to purchase all issued and outstanding Shares. Purchaser was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Guidance with Guidance continuing as the Surviving Corporation. See the “Introduction” and Section 9 — “Certain Information Concerning Purchaser and OpenText.”

Unless the context otherwise requires, the terms “we,” “us” or “our” refer to Purchaser and, unless the context otherwise requires, we use the term “Offer” to refer to the terms and conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, together with any amendments or supplements thereto.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the shares of the common stock, par value $0.001 per share, of Guidance that are issued and outstanding, on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

The Offer is the first step in our plan to acquire all of the issued and outstanding Shares as provided in the Agreement and Plan of Merger by and among Guidance, OpenText and us, dated as of July 25, 2017 (as it may be amended from time to time, the “Merger Agreement”). If the Offer is consummated, pursuant to the Merger Agreement, OpenText intends, at 8:00 A.M., Eastern time, on the date of the consummation of the Offer, subject to the satisfaction or waiver of certain conditions, to cause us to effect the Merger. Upon closing of the Merger, Guidance would cease to be a publicly-traded company and would become a wholly-owned subsidiary of OpenText.

i

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $7.10 per Share, in cash, without interest, and net of applicable withholding of taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

What does the Guidance board of directors (the “Guidance Board”) think of the Offer?

The Guidance Board unanimously adopted resolutions, which (i) determined that the Merger Agreement, the Tender and Voting Agreement dated as of July 25, 2017 by and among OpenText, Purchaser and the executive officers and directors of Guidance (the “Tender and Voting Agreement”) and the transactions contemplated thereby are fair to and in the best interests of Guidance, (ii) approved and declared advisable the Merger Agreement, the Tender and Voting Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon and subject to the terms and conditions of the Merger Agreement, (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL, (iv) ensure that no restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other law with respect to anti-takeover legislation shall apply with respect to or as a result of the Merger, the Offer, the Merger Agreement or any related agreement or transaction, and (v) determined, upon and subject to the terms and conditions of the Merger Agreement, to recommend that Guidance’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Contacts with Guidance” and Section 11 — “Purpose of the Offer and Plans for Guidance; Merger Agreement and Other Agreement—The Merger Agreement” below, and Guidance’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

Is there an agreement governing the Offer?

Yes. Guidance, OpenText and Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Guidance. If we consummate the Offer and the conditions to the Merger are satisfied or waived, we intend to effect the Merger, without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL.

See Section 11 — “Purpose of the Offer and Plans for Guidance; The Merger Agreement and Other Agreements” and Section 13 — “ Conditions to the Offer.”

Is the Offer conditioned on you obtaining financing?

No. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by OpenText and Purchaser to consummate the Offer, purchase all issued and outstanding Shares and other equity-based interests of Guidance pursuant to the Offer and the Merger is approximately $237.3 million, plus related fees and expenses. OpenText and we anticipate funding such cash requirements from cash on hand and existing short term debt facilities.

See Section 12 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	OpenText’s cash on hand and existing short term debt facilities are sufficient to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we intend to acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, Eastern time, on September 6, 2017, unless the Offer is extended or earlier terminated by Purchaser pursuant to the terms of the Merger Agreement (such time, as it may be so extended, the “Expiration Time”). If you cannot deliver everything required to make a valid tender to the Depositary (as defined below) prior to such time, you may be able to use a guaranteed delivery procedure that is described in Section 3 — “Procedures for Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Time.

The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. Specifically, we have agreed in the Merger Agreement that we may, without Guidance’s consent, (i) extend the Offer for any period required by any law or rules, regulation, interpretations or positions of the SEC or the staff thereof or the Nasdaq Capital Market (“Nasdaq”) applicable to the Offer (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or (ii) if, on the initial Expiration Time or any subsequent date and time as of which the Offer is scheduled to expire, any Offer Condition (as defined below) is not satisfied and has not been waived, extend the Offer on one or more occasions in consecutive increments of up to ten business days each (or such longer period as OpenText, Purchaser and Guidance may agree), until such time as all Offer Conditions are satisfied or waived. However, we may not extend the Offer beyond the earlier of the End Date and the termination of the Merger Agreement without Guidance’s consent. The “End Date” will be November 30, 2017 unless extended under certain circumstances described below.

If, (i) as of any Expiration Time, any Offer Condition (other than the Minimum Condition (as defined below)) is not satisfied and has not been waived by us in our sole discretion or (ii) as of any Expiration Time, all Offer Conditions have been satisfied or waived by us in our sole discretion other than the Minimum Condition, then on every occasion under clause (i) and on not more than two occasions under clause (ii), in each case at Guidance’s request, we are required to extend the Offer for an additional period of ten business days each (or such longer or shorter period as OpenText, Guidance and we may agree) to permit such Offer Condition(s) to be satisfied.

Without Guidance’s prior written consent, we may not extend the Offer, and without our prior written consent, Guidance cannot require us to extend the Offer, in each case beyond the earlier of the End Date and the termination of the Merger Agreement. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 A.M., Eastern time, on the next business day after the previously scheduled Expiration Time.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver (to the extent permitted by law) of the following conditions (each, an “Offer Condition”):

•	Immediately prior to the Expiration Time there will have been validly tendered in the Offer (in the aggregate), and not withdrawn (and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received (as defined in Section 251(h)(6)(f) of the DGCL)), that number of Shares that, together with the number of Shares (if any) then owned by Purchaser, OpenText and controlled affiliates of OpenText and Purchaser, equal at least a majority of the Shares then issued and outstanding (the “Minimum Condition”).

•	At the Expiration Time:

•	the applicable waiting period, together with any extensions thereof, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, will have expired or been terminated (the “HSR Condition”);

•	the agreement by the Defense Security Service (“DSS”), in the form of a commitment letter reflecting acceptance by DSS of a plan to mitigate foreign ownership, control and influence over Guidance resulting from the transactions contemplated by the Merger Agreement, will have been obtained (the “DSS Condition”);

•	no law or order of any governmental authority with competent jurisdiction will be in effect which (1) restrains, prohibits or otherwise makes illegal the consummation of the Offer or the Merger or (2), except as contemplated by Section 5.5(f) of the Merger Agreement, imposes any limitations on the ownership or operation by OpenText (or any of its subsidiaries) of all or any portion of businesses or assets of OpenText, Guidance or any of their respective subsidiaries, or compels OpenText, Guidance or any of their respective subsidiaries to dispose of or hold separate any portion of the businesses or assets of OpenText, Guidance or any of their respective subsidiaries (the condition under this paragraph, together with the HSR Condition and the DSS Condition, the “Regulatory Conditions”);

•	no proceeding will have been commenced and be pending by any United States federal or state or foreign governmental authority of competent jurisdiction seeking an order that would have any of the effects referred to in the bullet just above;

•	the representations and warranties of Guidance in the Merger Agreement will be accurate, subject to the materiality and other qualifications set forth in the Merger Agreement as more particularly described in Section 13 — “Conditions to the Offer” (the “Representations Condition”);

•	Guidance will have complied with or performed in all material respects all covenants and obligations that Guidance is required to comply with or to perform at or prior to the Expiration Time (the “Covenants Condition”);

•	Guidance will have delivered to OpenText a certificate signed by an executive officer of Guidance dated as of Expiration Time to the effect that the Representations Condition and the Covenants Condition have been satisfied;

•	the Merger Agreement will not have been validly terminated in accordance with its terms; and

•	since July 25, 2017, no Company Material Adverse Effect (as defined in Section 11 — “The Merger Agreement”) will have occurred.

For purposes of determining whether the Minimum Condition has been satisfied, OpenText and Purchaser will include Shares tendered in the Offer pursuant to guaranteed delivery procedures (and such Shares will be deemed to be validly tendered) if and only if the Shares subject to such guarantees have been received by the Depositary prior to the Expiration Time.

To the extent permitted by law, we expressly reserve the right (in our sole discretion), to waive any of the conditions to the Offer, and to increase the Offer Price or to make any other changes in the terms and conditions of the offer, except that without Guidance’s prior written consent, we cannot (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) reduce the maximum number of Shares sought to be purchased in the Offer, (d) amend, modify or waive the Minimum Condition, (e) impose conditions to the Offer that are in addition to the conditions to the Offer set forth in the Merger Agreement, (f) except as provided in the Merger Agreement, terminate, accelerate, extend or otherwise modify or amend the Expiration Time, or (g) otherwise modify or amend any of the Offer Conditions or other terms of the Offer in a manner adverse, or that would reasonably be expected to be adverse, to the holders of Shares. Any waiver by OpenText or Purchaser of any condition to the Offer (other than the Minimum Condition) in accordance with the terms of the Merger Agreement will not be deemed to be a modification or amendment of the Offer that is adverse to the holders of Shares.

See Section 13 — “Conditions to the Offer.”

Have any Guidance stockholders entered into agreements with OpenText or its affiliates requiring them to tender their Shares?

Yes. Concurrently with the execution and delivery of the Merger Agreement, OpenText and Purchaser entered into the Tender and Voting Agreement with Patrick Dennis, Barry Plaga, Michael Harris, Ken Basore, Alfredo Gomez, Max Carnecchia, John Colbert, Michael McConnell, Wade Loo, Reynolds C. Bish, Robert van Schoonenberg, Rasmus van der Colff, and Stephanie Urbach, directors and executive officers of Guidance, pursuant to which each executive officer and director agreed, among other things, to tender his or her Shares pursuant to the Offer. Each executive officer and director also agreed to vote his or her Shares against (a) any Competing Proposal (as defined below) or any proposal relating to any Competing Proposal, (b) any merger (other than the Merger), consolidation or other combination involving Guidance or any of its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of Guidance or any of its subsidiaries, (c) to the extent submitted to a stockholder vote, any change in the business or management of Guidance or in the Guidance Board (other than as directed by OpenText or Purchaser) or (d) any other action, proposal or agreement that would (i) reasonably be expected to impede, interfere with, materially delay or postpone the Merger and the other transactions contemplated by the Merger Agreement, (ii) result in any of the Offer Conditions or conditions to the Merger not being fulfilled or satisfied or (iii) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity security interests in, Guidance. The Tender and Voting Agreement terminates upon the earlier of (x) the termination of the Merger Agreement in accordance with its terms, (y) the Effective Time and (z) the mutual written agreement of the parties thereto to terminate the Tender and Voting Agreement.

As of the close of business on August 3, 2017, these stockholders collectively owned a number of Shares equal to approximately 8.3% of the issued and outstanding Shares. In addition, these stockholders collectively hold (as of August 3, 2017) options in Guidance (whether vested or unvested) to purchase an aggregate of 727,225 Shares, of which 680,925 options have exercise prices that are less than the Offer Price. If a stockholder acquires shares that are subject to the Tender and Voting Agreement, then those Shares would also be subject to the terms of the Tender and Voting Agreement.

See Section 11 — “Purpose of the Offer and Plans for Guidance; The Merger Agreement and Other Agreements” for a description of the Tender and Voting Agreements.

How do I tender my Shares?

If you wish to accept the Offer and:

•	you are a record holder (i.e., a stock certificate or book entry has been issued to or entered for you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), and, unless you hold book-entry Shares through DTC, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, and any other documents required by the Letter of Transmittal, to the Depositary. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares”;

•	you are a record holder, but your stock certificate or book entry is not available or you cannot deliver or transfer it to the Depositary before the Offer expires, you may be able to obtain three additional Nasdaq trading days to deliver or transfer

v

your Shares by delivering the enclosed Notice of Guaranteed Delivery, properly completed and duly executed, to the Depositary before the Offer expires. See Section 3 — “Procedures for Tendering Shares” for more information; or

•	you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee (i.e., your Shares are held in “street name”), you should promptly contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

If the Offer is completed, will Guidance continue as a public company?

No. At 8:00 A.M., Eastern time, on the date of the consummation of the Offer and subject to the satisfaction or waiver of the conditions to the Merger, we expect to complete the Merger, without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL, after which the Surviving Corporation will be a wholly-owned subsidiary of OpenText and Shares will no longer be publicly traded.

See Section 7 — “Certain Effects of the Offer and the Merger.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will have the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. If we purchase Shares in the Offer, we are obligated under the Merger Agreement, but subject to the satisfaction or waiver of the conditions therein, to cause the proposed Merger to occur.

See Section 7 — “Certain Effects of the Offer and the Merger.”

Will the Offer be followed by the Merger if all Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly acquire that number of Shares that, together with the number of Shares then owned by us, OpenText and any of our or OpenText’s controlled affiliates, but excluding any Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been received (as defined in Section 251(h)(6)(f) of the DGCL), equal one Share more than one half of all Shares then outstanding, then, in accordance with the terms of the Merger Agreement, subject to the satisfaction or waiver of certain conditions, we will be merged with and into Guidance, without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL, and Guidance will be the Surviving Corporation and become a wholly-owned subsidiary of OpenText. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted without Guidance’s consent) to accept Shares for purchase in the Offer nor will we effect the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, Guidance stockholders (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under (and subject to) the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, if they do not properly exercise appraisal rights under Delaware law, have the right to receive the same cash consideration for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “Purpose of the Offer and Plans for Guidance; The Merger Agreement and Other Agreements,” and Section 15 — “Certain Legal Matters.”

What was the market value of my Shares as of a recent date?

The Offer Price represents a premium of approximately 2.90% to the closing price per Share on July 25, 2017 of $6.90, the last trading day prior to the public announcement of the Merger Agreement.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, stockholders who do not tender their Shares in the Offer and continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will be entitled to appraisal rights in connection with the Merger. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 15 — “Certain Legal Matters.”

What will happen to my restricted shares and options to acquire Shares?

The Offer is being made for all outstanding Shares and not for restricted shares or options to purchase Shares or other equity awards. Restricted shares and options may not be tendered into the Offer. If you wish to tender Shares underlying options, you must first exercise your options (to the extent exercisable) in accordance with their terms in sufficient time to tender Shares received into the Offer.

Under the Merger Agreement, no options or restricted shares will, for purposes of Guidance’s stock plans or otherwise, be continued, converted, assumed or replaced by the Surviving Corporation in connection with the transactions contemplated by the Merger Agreement, but immediately prior to the Effective Time:

•	each holder of an outstanding, unexpired and unexercised option to purchase Shares that is vested and exercisable or that, by the terms of the applicable Guidance stock plan or award agreement would automatically become vested and exercisable as a result of the transactions contemplated by the Merger Agreement, will be entitled to receive, in consideration of the cancellation of such option, an amount of cash (subject to any applicable withholding taxes and without interest) equal to the product of (i) the total number of Shares subject to such stock option immediately prior to the cancellation and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option immediately prior to the cancellation; and

•	each holder of an award of restricted shares that is outstanding and vested or that, by the terms of the applicable Guidance stock plan or award agreement would automatically become vested as a result of the transaction contemplated by the Merger Agreement, will be entitled to receive, in consideration of the cancellation of such restricted shares, a payment in cash (subject to any applicable withholding taxes and without interest), equal to the product of (i) the total number of restricted shares immediately prior to the cancellation (which, in the case of performance-vesting awards, will be calculated at “target level” performance) and (ii) the Merger Consideration.

See Section 11 — “Purpose of the Offer and Plans for Guidance; The Merger Agreement and Other Agreements — Merger Agreement — Treatment of Stock Options and Restricted Shares.”

What are the United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

See Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call or email if I have questions about the Offer?

You should call Georgeson LLC, the information agent for the Offer, at (800) 891-3214. See the back cover of this Offer to Purchase.

INTRODUCTION

To All Holders of Shares of Common Stock of Guidance Software, Inc.:

Galileo Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), is offering to purchase all shares of common stock of Guidance Software, Inc., a Delaware corporation (“Guidance”), par value $0.001 per share (each, a “Share”), that are issued and outstanding, at a price of $7.10 per Share (the “Offer Price”), in cash without interest, and net of applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”).

If your Shares are registered in your name and you tender directly to Computershare Trust Company, N.A. (the “Depositary”), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 5 of the Letter of Transmittal, stock transfer taxes imposed by the United States or any subdivision thereof on the purchase of your Shares by Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees or commissions. However, if you do not complete and sign an IRS Form W-9, or a Form W-8BEN, Form W-8BEN-E or other Form W-8, as applicable, you may be subject to backup withholding on the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger.” Purchaser will pay all charges and expenses of the Depositary and Georgeson LLC (the “Information Agent”).

Consummation of the Offer is conditioned upon (i) there having been validly tendered in the Offer (in the aggregate) and not withdrawn (and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received (as defined in Section 251(h)(6)(f) of the Delaware General Corporation Law)) immediately prior to 12:00 midnight, Eastern time, on September 6, 2017 (such date and time, as it may be extended by Purchaser from time to time in accordance with the Merger Agreement (as defined below), the “Expiration Time”), that number of Shares that would, together with the number of Shares (if any) then owned by Purchaser, OpenText and controlled affiliates of OpenText and Purchaser, equal at least a majority of Shares then issued and outstanding (the “Minimum Condition”), (ii) expiration or termination of the waiting period under the HSR Act (as defined below), (iii) obtaining DSS Consent (as defined below), (iv) no Company Material Adverse Effect (as defined below) having occurred following the date of the Merger Agreement and (v) the satisfaction of other customary conditions as described in Section 13 — “Conditions to the Offer.” Shares that are tendered pursuant to guaranteed delivery procedures will be deemed to be validly tendered if and only if the Shares subject to such guarantees have been received by the Depositary prior to the Expiration Time. There is no financing condition to the Offer.

According to Guidance, as of the close of business on August 3, 2017, there were 33,431,155 Shares issued and outstanding (including restricted shares). As of the date of this Offer to Purchase, OpenText holds 457,335 Shares. Accordingly, based on the number of Shares outstanding as of the close of business on August 3, 2017 and assuming that OpenText continues to hold 457,335 Shares as of immediately prior to the Expiration Time, the Minimum Condition would be satisfied if at least Shares are validly tendered in the Offer and not withdrawn (or at least 13,675,280 Shares in addition to Shares we currently expect will be tendered pursuant to the Tender and Voting Agreement (as defined below)). The number of Shares outstanding as of the Expiration Time could be increased by up to 690,015 Shares if some or all of the vested stock options to purchase Shares outstanding as of the close of business on August 3, 2017 (521,965 of which vested options have an exercise price lower than the Offer Price) are exercised prior to the Expiration Time.

Except for filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), as of the date of this Offer to Purchase, we do not believe that antitrust filings and clearances are required in any jurisdiction. See Section 15 — “Certain Legal Matters.”

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 25, 2017, by and among Guidance, OpenText and Purchaser (as it may be amended from time to time, the “Merger Agreement”), under which, at 8:00 A.M., Eastern time, on the date of the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Guidance (the “Merger”), without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), and Guidance will be the surviving corporation (the “Surviving Corporation”) and become a wholly-owned subsidiary of OpenText. At the effective time of the Merger (the “Effective Time”), and as a result of the Merger, Guidance will cease to be a publicly traded company and each Share outstanding immediately prior to the Effective Time (other than each Share (i) owned by OpenText or Guidance or held by a wholly-owned subsidiary of OpenText (including Purchaser) or Guidance, which will be cancelled and cease to exist without any payment being made with respect to such Share or (ii) owned by Guidance stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share) will be converted into the right to receive an amount of cash per Share equal to the Offer Price (the “Merger Consideration”), without interest and net of applicable withholding of taxes, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. The Merger Agreement is more fully described in Section 11 — “Purpose of the Offer and Plans for Guidance; Merger Agreement and Other Agreements.” Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger” describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Offer is being made for all outstanding Shares and not for restricted shares or options to purchase Shares or other equity awards. Restricted shares and options to purchase Shares may not be tendered into the Offer. If you wish to tender Shares underlying options, you must first exercise your options (to the extent exercisable) in accordance with their terms in sufficient time to tender Shares received into the Offer.

Under the Merger Agreement, no options or restricted shares will, for purposes of Guidance’s stock plans or otherwise, be continued, converted, assumed or replaced by the Surviving Corporation in connection with the transactions contemplated by the Merger Agreement, but immediately prior to the Effective Time:

•	each holder of an outstanding, unexpired and unexercised option to purchase Shares that is vested and exercisable or that, by the terms of the applicable Guidance stock plan or award agreement would automatically become vested and exercisable as a result of the transactions contemplated by the Merger Agreement, will be entitled to receive, in consideration of the cancellation of the option, an amount of cash (subject to any applicable withholding taxes and without interest) equal to the product of (i) the total number of Shares subject to such stock option immediately prior to the cancellation and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option immediately prior to the cancellation; and

•	each holder of an award of restricted shares that is outstanding and vested or that, by the terms of the applicable Guidance stock plan or award agreement would automatically become vested as a result of the transaction contemplated by the Merger Agreement, will be entitled to receive, in consideration of the cancellation of such restricted shares, a payment in cash (subject to any applicable withholding taxes and without interest), equal to the product of (i) the total number of restricted shares immediately prior to the cancellation (which, in the case of performance-vesting awards, will be calculated at “target level” performance) and (ii) the Merger Consideration.

See Section 11 — “Purpose of the Offer and Plans for Guidance; The Merger Agreement and Other Agreements — Merger Agreement — Treatment of Stock Options and Restricted Shares.”

The Offer and withdrawal rights will expire at 12:00 midnight, Eastern time, on September 6, 2017, unless the Offer is extended or earlier terminated in accordance with its terms. See Sections 1, 13 and 15 — “Terms of the Offer,” “Conditions to the Offer” and “Certain Legal Matters.”

The Guidance board of directors (the “Guidance Board”) unanimously adopted resolutions, which (i) determined that the Merger Agreement, the Tender and Voting Agreement dated as of July 25, 2017 by and among OpenText, Purchaser and the executive officers and directors of Guidance (the “Tender and Voting Agreement”) and the transactions contemplated thereby are fair to and in the best interests of Guidance, (ii) approved and declared advisable the Merger Agreement, the Tender and Voting Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon and subject to the terms and conditions of the Merger Agreement, (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL, (iv) ensure that no restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other law with respect to anti-takeover legislation shall apply with respect to or as a result of the Merger, the Offer, the Merger Agreement or any related agreement or transaction, and (v) determined, upon and subject to the terms and conditions of the Merger Agreement, to recommend that Guidance’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A more complete description of the Guidance Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background and Reasons for the Recommendation.”

Concurrently with the execution and delivery of the Merger Agreement, OpenText and Purchaser entered into the Tender and Voting Agreement with Patrick Dennis, Barry Plaga, Michael Harris, Ken Basore, Alfredo Gomez, Max Carnecchia, John Colbert, Michael McConnell, Wade Loo, Reynolds C. Bish, Robert van Schoonenberg, Rasmus van der Colff, and Stephanie Urbach, directors and executive officers of Guidance, pursuant to which each executive officer and director agreed, among other things, to tender his or her Shares pursuant to the Offer. Each executive officer and director also agreed to vote his or her Shares against (i) any Competing Proposal (as described in this Offer to Purchase) or any proposal relating to any Competing Proposal, (ii) any merger (other than the Merger), consolidation or other combination involving Guidance or any of its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of Guidance or any of its subsidiaries, (iii) to the extent submitted to a stockholder vote, any change in the business or management of Guidance or in the Guidance Board (other than as directed by OpenText or Purchaser) or (iv) any other action, proposal or agreement that would (A) reasonably be expected to impede, interfere with, materially delay or postpone the Merger and the other transactions contemplated by the Merger Agreement, (B) result in any of the Offer Conditions (as described in Section 13 of this Offer to Purchase) or conditions to the Merger not being fulfilled or satisfied or (C) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity security interests in, Guidance. The Tender and Voting Agreement terminates upon the earlier of (x) the termination of the Merger Agreement in accordance with its terms, (y) the Effective Time and (z) the mutual written agreement of the parties thereto to terminate the Tender and Voting Agreement.

As of August 3, 2017, these stockholders collectively owned a number of Shares equal to approximately 8.3% of the issued and outstanding Shares (including restricted shares). In addition, these stockholders collectively hold (as of August 3, 2017) options in Guidance (whether vested or unvested) to purchase an aggregate of 727,225 Shares, of which 680,925 options have exercise prices that are less than the Offer Price. If a stockholder acquires Shares that are subject to the Tender and Voting Agreement, then those Shares would also be subject to the terms of the Tender and Voting Agreement.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation, effective as of, and immediately following, the Effective Time will consist of members of Purchaser’s board of directors and the officers of the Surviving Corporation will consist of Guidance’s officers as of immediately prior to the Effective Time.

This Offer to Purchase does not constitute a solicitation of proxies and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer and the conditions to the Merger under the Merger Agreement are satisfied or waived (to the extent permitted by law), Purchaser will effect the Merger pursuant to Section 251(h) of the DGCL without the need for any vote of the stockholders of Guidance.

Stockholders who do not tender Shares in the Offer and continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will be entitled to appraisal rights in connection with the Merger. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 15 — “Certain Legal Matters.”

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

This Offer to Purchase and the related Letter of Transmittal contain important information and each such document should be read carefully and in its entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the Offer Conditions (as defined in Section 13 of this Offer to Purchase) (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in Section 3 — “Procedures for Tendering Shares” and not withdrawn prior to the Expiration Time in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.” The term “Expiration Time” means 12:00 midnight, Eastern time, on September 6, 2017, unless Purchaser has extended the Offer, in which event the term “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as defined below), (ii) expiration or termination of the waiting period under the HSR Act (as defined below), (iii) obtaining DSS Consent (as defined below), (iv) no Company Material Adverse Effect (as defined below) having occurred following the date of the Merger Agreement and (v) the satisfaction of other customary conditions as described in Section 13 — “Conditions to the Offer.”

In the Merger Agreement, subject to our right to terminate the Merger Agreement in accordance with its terms, we may, without Guidance’s consent, (i) extend the Offer for any period required by any law or rules, regulations, interpretations or positions of the SEC or its staff or the Nasdaq Capital Market (the “Nasdaq”) (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or (ii) if, as of any Expiration Time, any Offer Condition is not satisfied and has not been waived, extend the Offer on one or more occasions in consecutive increments of up to ten business days each (or such longer period as OpenText, Purchaser and Guidance may agree), until such time as all Offer Conditions are satisfied or waived. However, we may not extend the Offer beyond the earlier of the End Date and the termination of the Merger Agreement without Guidance’s consent. The “End Date” will be November 30, 2017 unless extended under certain circumstances described below.

If, (i) as of any Expiration Time, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived by us in our sole discretion or (ii) as of any Expiration Time, all Offer Conditions have been satisfied or waived by us in our sole discretion other than the Minimum Condition, then on every occasion under clause (i) and on not more than two occasions under clause (ii), in each case under Guidance’s request, we are required to extend the Offer for an additional period of ten business days each (or such longer or shorter period as OpenText, Guidance and we may agree) to permit such Offer Condition(s) to be satisfied.

Without Guidance’s prior written consent, we may not extend the Offer, and without our prior written consent, Guidance cannot require us to extend the Offer, in each case beyond the earlier of the End Date and the termination of the Merger Agreement. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

To the extent permitted by law, we expressly reserve the right (in our sole discretion), to waive any of the conditions to the Offer, and to increase the Offer Price or to make any other changes in the terms and conditions of the offer, except that without Guidance’s prior written consent, we cannot (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) reduce the maximum number of Shares sought to be purchased in the Offer, (d) amend, modify or waive the Minimum Condition, (e) impose conditions to the Offer that are in addition to the conditions to the Offer set forth in the Merger Agreement, (f) except as provided in the Merger Agreement, terminate, accelerate, extend or otherwise modify or amend the Expiration Time, or (g) otherwise modify or amend any of the Offer Conditions or other terms of the Offer in a manner adverse, or that would reasonably be expected to be adverse, to the holders of Shares. Any waiver by OpenText or Purchaser of any condition to the Offer (other than the Minimum Condition) in accordance with the terms of the Merger Agreement will not be deemed to be a modification or amendment of the Offer that is adverse to the holders of Shares.

There can be no assurance that we will exercise our right to extend the Offer or that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to any withdrawal rights. See Section 4 — “Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of such changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for at least ten business days following such change.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares if, at the expiration of the Offer, any of the Offer Conditions have not been satisfied or upon the occurrence of any of the events set forth in Section 13 — “Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15 — “Certain Legal Matters,” without prejudice to our rights set forth in Section 13 — “Conditions to the Offer.” See Sections 13 and 15 — Conditions to the Offer” and “Certain Legal Matters.” The reservation by us of the right to delay the acceptance for payment of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 A.M., Eastern time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act. Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release and by making any appropriate filing with the SEC.

At 8:00 A.M., Eastern time, on the date of the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Guidance, without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL, and Guidance will be the Surviving Corporation and become a wholly-owned subsidiary of OpenText. Subject to consummation of the Offer, we do not expect there will be a “subsequent offering period” (within the meaning of Rule 14d-11 promulgated under the Exchange Act) with regard to the Offer.

Guidance has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on Guidance’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

For purposes of waiting periods under the Offer and filings with the SEC pursuant to the Offer, “business day” means any day other than a Saturday, Sunday or a federal holiday determined under Rule 14d-1(g)(3) promulgated under the Exchange Act, and consists of the time period from 12:01 A.M. through 12:00 midnight, Eastern time. For all other purposes in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Toronto, Ontario are authorized or required by applicable law to close.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the Merger Agreement, Purchaser will consummate the

Offer and will pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly (within the meaning of Rule 14e-1(c) promulgated under the Exchange Act) after the Expiration Time.

In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer of shares held through DTC, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3 — “Procedures for Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn prior to the Expiration Time if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, including if certificates are submitted for more Shares than are tendered, such Shares will be returned or credited to the appropriate account, as applicable. Such unpurchased Shares will be returned or credited (or new certificates for Shares not tendered will be sent), without expense to the tendering stockholder promptly following expiration or termination of the Offer. In the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC.

If, prior to the Expiration Time, Purchaser shall increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

Purchaser reserves the right, subject to the prior written consent of Guidance, to assign any or all of its rights, interests or obligations under the Merger Agreement to OpenText or any direct or indirect wholly-owned OpenText subsidiary, including the right to purchase all or any portion of Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, in order for you to validly tender Shares in the Offer, (a) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares through DTC, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time and either (i) certificates representing Shares tendered must be delivered to the Depositary or (ii) tendered Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Time, or (b) you must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer for DTC Participants. The Depositary will establish an account with respect to Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers.    Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (which term includes most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 4 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 4 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, must accompany each delivery of certificates.

Guaranteed Delivery.    A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Time, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Time; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer through DTC, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of

Guaranteed Delivery. The Merger Agreement provides that Shares tendered pursuant to the guaranteed delivery procedures shall be deemed validly tendered if and only if the Shares subject to such guarantees have been received by the Depositary prior to the Expiration Time.

The method of delivery of Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents, including delivery through DTC, is at the election and sole risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements.    Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer through DTC, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares, Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Binding Agreement.    The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy.    By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer through DTC, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such dividends, distributions, rights, Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will be deemed not effective). Purchaser’s designees will, with respect to Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Guidance, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of OpenText, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, Guidance or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) shall be final and binding on all parties, subject to the right of any such party to dispute such interpretation in a court of competent jurisdiction.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Time and, thereafter, unless and until Purchaser has previously accepted them for payment, such Shares may also be withdrawn at any time after October 7, 2017.

If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Time or at any time after October 7, 2017, unless theretofore accepted for payment as provided herein.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as discussed above), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of OpenText, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, Guidance or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Time.

5. Certain United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of certain U.S. federal income tax consequences that may be relevant to you if you are a beneficial owner of Shares exchanged for cash pursuant to the Offer or the Merger. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. This summary assumes that your Shares are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes. It is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, may not address U.S. federal income tax considerations for you if you are subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, beneficial owners who own their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities, beneficial owners whose Shares were obtained through the exercise of options and partnerships (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) or partners therein). In addition, this summary does not discuss any consequences for Non-U.S. Holders (as defined below) that have beneficially owned, directly or pursuant to attribution rules, more than five percent of Shares at any time during the five-year period ending on the date of the Offer or the Merger (as applicable). Finally, this summary does not discuss any consequences for beneficial owners of the restricted shares or options to purchase Shares, the Medicare tax on net investment income, or any aspect of state, local or foreign tax law that may be applicable to any beneficial owners of Shares, or any U.S. federal tax considerations other than U.S. federal income tax considerations.

For the purposes of this summary, you are a “U.S. Holder” if you are a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of Shares. You are a “Non-U.S. Holder” if you are a beneficial owner of Shares that is not a “U.S. Holder.”

This summary is based on the Code, Treasury regulations, administrative rulings and court decisions, all as in effect as of the date of this Offer to Purchase and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect).

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any other tax consequences arising under the U.S. federal tax rules, or any state, local or non-U.S. income and other tax laws, or any applicable tax treaty). The following discussion is for general informational purposes only and should not be construed as tax advice.

U.S. Holders

Payments with Respect to Shares

If you are a U.S. Holder that receives cash in exchange for Shares pursuant to the Offer or the Merger, such exchange will be a taxable transaction to you for U.S. federal income tax purposes, and you will recognize gain or loss, if any, equal to the difference between the amount of cash received and your adjusted tax basis in Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if your holding period for Shares is more than one year at the time you exchange Shares for cash. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax and Information Reporting

If you are a U.S. Holder, payments that you receive in exchange for Shares pursuant to the Offer or the Merger will be subject to information reporting and may be subject to U.S. federal backup withholding tax (currently at a rate of 28 percent) unless you (a) furnish an accurate tax identification number or otherwise comply with applicable U.S. information reporting or certification requirements (typically by completing and signing a Form W-9) or (b) are a corporation or other exempt recipient and, if required, demonstrate such fact. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

Non-U.S. Holders

If you are a Non-U.S. Holder, you may be subject to U.S. federal income or withholding tax on payments received in exchange for Shares in the Offer or the Merger if (a) you have not provided a complete and accurate IRS Form W-8BEN, Form W-8BEN-E or other applicable Form W-8 that is signed under penalties of perjury and establishes your status as a Non-U.S. Holder (in which event the Non-U.S. Holder will be subject to U.S. federal backup withholding tax (currently at a rate of 28 percent)) and satisfies applicable requirements under rules dealing with foreign account tax compliance or (b) you are an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met (in which event the Non-U.S. Holder will be subject to tax at a flat rate of 30 percent (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares which may be offset by applicable U.S. losses from sales or exchanges of other capital assets recognized during the year).

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

6. Price Range of Shares; Dividends

According to Guidance’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”), Shares were traded on the Nasdaq under the symbol “GUID.” The following table sets forth, for the periods indicated, the high and low closing sales prices per Share as reported in the Form 10-K with respect to periods through December 31, 2016 and based on publicly available information with respect to the period starting January 1, 2017.

Fiscal Year	High	Low
2015:
First Quarter	$7.23	$5.31
Second Quarter	$9.22	$5.45
Third Quarter	$10.07	$5.80
Fourth Quarter	$6.75	$4.93

2016:
First Quarter	$5.76	$3.43
Second Quarter	$6.36	$4.21
Third Quarter	$6.30	$5.57
Fourth Quarter	$7.60	$4.93

2017:
First Quarter	$7.56	$5.79
Second Quarter	$6.90	$5.80
Third Quarter (through August 4, 2017)	$7.17	$6.53

The Offer Price represents a premium of approximately 2.90% to the closing price per Share on July 25, 2017, the last trading day prior to the public announcement of the Merger Agreement. Stockholders are urged to obtain a current market quotation for Shares.

Purchaser has been advised that Guidance anticipates that any future earnings will be retained to finance continuing development and Guidance does not anticipate paying dividends on its common stock in the foreseeable future. Under the terms of the Merger Agreement, Guidance is not permitted to declare, set aside or pay any dividend or other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of Guidance’s capital stock or other equity or voting interests without the prior written consent of OpenText. See Section 14 — “Dividends and Distributions.”

7. Certain Effects of the Offer and the Merger

Market for Shares.    If the Offer is consummated, there will be no market for Shares because Purchaser intends to effect the Merger on the date of the closing of the Offer.

Stock Quotation.    Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur at 8:00 A.M., Eastern time, on the date of the consummation of the Offer, subject to the satisfaction or waiver of certain conditions), Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be OpenText. Immediately following the consummation of the Merger, OpenText intends to and will cause the Surviving Corporation to delist the Shares from Nasdaq.

Margin Regulations.    The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for certain loans made by brokers.

Exchange Act Registration.    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Guidance to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Guidance to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Guidance, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Guidance and persons holding “restricted securities” of Guidance to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. OpenText intends to and will cause the Surviving Corporation to terminate the registration of Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

8. Certain Information Concerning Guidance

The following description of Guidance and its business has been derived from Guidance’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (which may be obtained and inspected as described below under “Additional Information”), and is qualified in its entirety by reference to such report.

Guidance is a Delaware corporation with its principal executive offices located at 1055 E. Colorado Blvd., Pasadena, California 91106. Guidance’s telephone number at such principal executive offices is (626) 229-9191.

Guidance is a technology company and a leading global provider of forensic security solutions, providing endpoint investigation solutions for cybersecurity, security incident response, e-discovery, data privacy and forensic analysis. Guidance’s products and services provide investigative and forensic backbone that enables its customers to search, collect, and analyze electronically stored information in order to address and remediate suspicious network activity and rapidly respond to security breaches, litigation, human resources matters, regulatory requests, allegations of fraud, and to defend their organizations’ digital assets in a robust and proactive manner.

Available Information.    Guidance is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file periodic reports, proxy statements and other information with the SEC relating to its business, principal physical properties, capital structure, material pending litigation, operating results, financial condition and other matters. Certain information, as of particular dates, concerning Guidance’s directors and officers (including their remuneration and stock options granted to them), the principal holders of Guidance’s securities, any material interests of such persons in transactions with Guidance and other matters is required to be disclosed in Guidance’s proxy statements or annual reports on Form 10-K. Such reports and other information are available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1 (800) SEC-0330. The SEC also maintains an Internet web site at http://www.sec.gov that contains reports, proxy statements and other information about issuers, such as Guidance, who file electronically with the SEC.

Sources of Information.    Except as otherwise set forth herein, the information concerning Guidance contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, including the Form 10-K, and other public sources. The information concerning Guidance taken or derived from such documents and records is qualified in its entirety by reference to Guidance’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that any such information contains any misstatements or omissions, none of OpenText, Purchaser, or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Guidance contained in such documents and records or for any failure by Guidance to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9. Certain Information Concerning Purchaser and OpenText

Purchaser.    Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a wholly-owned subsidiary of OpenText. The principal executive offices of Purchaser are located at 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1 and Purchaser’s telephone number at such principal executive offices is (519) 888-7111.

OpenText.    OpenText is a corporation incorporated under the federal laws of Canada. Its shares are listed on the NASDAQ Global Select Market and the Toronto Stock Exchange. OpenText operates in the Enterprise Information Management market. OpenText is an independent company providing a comprehensive platform and suite of software products and services that assist organizations in finding, utilizing, and sharing business information from any device. The principal offices of OpenText are located at 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1 and OpenText’s telephone number at such principal executive offices is (519) 888-7111.

Additional Information.    The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of OpenText and the members of the board of directors and the executive officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

None of OpenText, Purchaser or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except for 457,335 Shares (representing approximately 1.4% of all issued and outstanding Shares as of August 3, 2017) held by OpenText and except as described elsewhere in this Offer to Purchase with respect to the Tender and Voting Agreement dated as of July 25, 2017 by and among OpenText, Purchaser and the executive officers and directors of Guidance (the “Tender and Voting Agreement”) or otherwise, (a) none of OpenText, Purchaser or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of OpenText, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Guidance, (b) none of OpenText, Purchaser or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Guidance during the past 60 days, (c) none of OpenText, Purchaser, their subsidiaries or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of Guidance (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), and (d) in the past two years, except as previously disclosed in Guidance’s filings with the SEC, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of OpenText, Purchaser, their subsidiaries or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Guidance or any of its executive officers, directors or affiliates, on the other hand. Except as disclosed in Section 10 — “Background of the Offer; Contacts with Guidance,” there have been no negotiations, transactions or material contacts between any of OpenText, Purchaser, their subsidiaries or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Guidance or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Guidance’s securities, an election of Guidance’s directors or a sale or other transfer of a material amount of assets of Guidance in the past two years.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because the Offer is being made for all issued and outstanding Shares solely for cash, the Offer is not subject to any financing condition, if we consummate the Offer, we will acquire all remaining Shares for the same cash price pursuant to the Merger and OpenText has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not withdrawn in the Offer and to acquire the remaining issued and outstanding Shares pursuant to the Merger at the consummation of the Offer and the Effective Time, as the case may be.

10. Background of the Offer; Contacts with Guidance

As part of OpenText’s ongoing evaluation of OpenText’s business and strategic alternatives, OpenText’s board of directors and senior members of OpenText’s management, from time to time evaluate strategic opportunities and prospects for acquisitions.

On August 12, 2016, by email, a mutual contact introduced Mark Barrenechea, Chief Executive Officer and Chief Technology Officer of OpenText, and Douglas Parker, Senior Vice President of Corporate Development at OpenText, to Patrick Dennis, Chief Executive Officer of Guidance, to broach interest in a strategic discussion. During this conversation, Mr. Dennis stated that he was not in a position to discuss a potential sale of Guidance, but would communicate Mr. Barrenechea’s interest to the Guidance Board.

On August 21, 2016, Mr. Barrenechea called Mr. Dennis and expressed interest in further discussions.

On October 25, 2016, Atulan Navaratnam, Vice President, Mergers & Acquisitions, of OpenText and Mr. Dennis discussed on the phone the sale process for Guidance being administered by Morgan Stanley & Co. LLC (“Morgan Stanley”), one of Guidance’s financial advisors. Mr. Navaratnam and Mr. Dennis agreed that OpenText should be included among potential bidders in the Guidance sale process.

On October 28, 2016, a representative of Morgan Stanley provided Mr. Navaratnam with information regarding a potential acquisition of Guidance, including a draft of the Confidentiality Agreement (as defined below), sell-side research and a company overview.

Between October 28 and November 9, 2016, representatives of OpenText and Guidance negotiated the terms of the Confidentiality Agreement, which OpenText and Guidance entered into on November 11, 2016.

On November 11, 2016, Morgan Stanley provided a management presentation to Mr. Navaratnam and Arun Kashyap, Director, Mergers & Acquisitions, of OpenText. Between November 11, 2016 and November 30, 2016, OpenText requested certain due diligence items, and Morgan Stanley provided information in response to OpenText’s requests.

On November 17 and 18, 2016, representatives of OpenText, Guidance and Morgan Stanley met in Pasadena, California to discuss the companies’ respective businesses.

On November 29, 2016, representatives for OpenText were granted access to an online data room for purposes of OpenText’s due diligence review of Guidance. During the period from November 11, 2016 to December 5, 2016, representatives of OpenText engaged with Guidance and its financial advisors for the purposes of OpenText’s due diligence.

On December 5, 2016, Mr. Navaratnam informed representatives of Morgan Stanley by email that OpenText would not meet the specified deadline to submit an indication of interest in the Guidance sale process, as OpenText was continuing internal discussions regarding the potential transaction. At the time, OpenText was also in the process of completing the acquisition of another company.

On February 8, 2017, a representative of Morgan Stanley sent an email to Mr. Kashyap to reconnect on Guidance. On February 9, 2017, the representative of Morgan Stanley had a telephone conversation with Mr. Kashyap in which the representative provided an update on the sale process and Guidance’s price expectations.

On March 21, 2017, Mr. Dennis and Mr. Navaratnam had a phone discussion regarding the status of the Guidance sale process and the strategic alternatives to a sale being considered by the Guidance Board.

On April 20, 2017, OpenText submitted a non-binding preliminary indication of interest to Guidance proposing the acquisition of Guidance through a cash tender offer at $6.79 per Share. Among other things, the indication of interest contemplated that key stockholders of Guidance would be required to enter into support agreements with OpenText in connection with the proposed transaction. The indication of interest stated that OpenText’s proposed acquisition would not be subject to any financing contingency. The indication of interest included provisions, proposed to be binding on Guidance, providing for an exclusive period of due diligence and negotiation from the date thereof until May 23, 2017, to be automatically extended to May 30, 2017 if OpenText continued good faith efforts to enter into a transaction.

On April 21, 2017, a member of the corporate development team of OpenText contacted Mr. Dennis regarding its interest in a potential acquisition of Guidance. Following this initial discussion, on April 23, 2017, Mr. Barrenechea also contacted Mr. Dennis concerning OpenText’s interest in pursuing the potential acquisition of the Company.

On April 24, 2017, representatives of Morgan Stanley and Messrs. Barrenechea, Parker and Navaratnam discussed the Guidance Board’s response to the indication of interest. During the discussion, Morgan Stanley explained that Guidance was unwilling to agree to a period of exclusive negotiations at the offered price but was willing to engage in further negotiations. Rather than making a new proposal, the representatives of OpenText requested that Guidance make a counterproposal. OpenText also indicated that it would wait to review the results for Guidance’s first quarter and the outcome of its 2017 annual meeting of stockholders, scheduled for May 3, 2017.

On May 4, 2017, a representative of Morgan Stanley communicated the Guidance Board’s proposal to OpenText.

On May 5, 2017, Messrs. Barrenechea, Navaratnam and Parker had a telephone conversation with Morgan Stanley, in which the OpenText representatives expressed OpenText’s expectation for a period of exclusive negotiations between OpenText and Guidance, and Morgan Stanley responded that Guidance would require a “go-shop” right and an offer price of $7.50 per Share in return and requested that OpenText provide a mark-up of the draft Merger Agreement and a due diligence work plan.

On May 10, 2017, Morgan Stanley sent OpenText a draft Merger Agreement which contemplated, among other things, (x) a 45-day “go-shop” period during which Guidance would be permitted to solicit alternative acquisition proposals from third parties, (y) a termination fee of 1.25% of the purchase price upon termination of the Merger Agreement by Guidance to accept an alternative acquisition proposal received during the “go-shop” period and a termination fee of 2.5% upon the occurrence of certain other events, including termination of the Merger Agreement by Guidance to accept an alternative acquisition proposal received after the “go-shop” period, and (z) an obligation of OpenText to take all actions necessary to obtain antitrust approval, including any divestitures required to close the proposed merger.

On May 15, 2017, a representative of OpenText confirmed to Morgan Stanley that OpenText would conduct targeted due diligence on the Guidance and review the draft Merger Agreement that Morgan Stanley had sent to OpenText. OpenText indicated that, following these actions, it would then readdress its proposed purchase price of Guidance based on the feedback received from the Guidance Board.

On May 25, 2017, Mr. Kashyap sent Morgan Stanley an indicative work plan, a due diligence request list and proposed revisions to the draft of the Merger Agreement which, among other things, replaced the 45-day “go-shop” period with a “no-shop” commitment, provided for a termination fee equal to 3.55% of the purchase price, explicitly provided that none of OpenText and its subsidiaries would be required to divest any its assets or limit its ability to conduct its business in order to obtain antitrust approval, and inserted additional conditions to the Offer, including the condition that CFIUS Clearance will have been obtained, if OpenText has determined it to be advisable. The revised draft did not specify OpenText’s proposed offer price.

On June 5, 2017, Messrs. Navaratnam and Kashyap, and representatives of Morgan Stanley had a telephone conversation, in which they discussed, among other things, volatility in the trading price of the Shares and the Guidance Board’s view on Guidance’s overall business.

On June 16, 2017, Messrs. Dennis and Barrenechea held a discussion regarding OpenText’s proposal. On the same day, OpenText communicated to Morgan Stanley a revised proposal, including (a) a purchase price of $7.05 per share, (b) no requirement for support agreements from significant stockholders of the Company (as opposed to the directors and certain officers of the Company), (c) a termination fee equal to 3.55% of the purchase price in the merger agreement, and (d) that no “go-shop” provision would be included in the Merger Agreement.

On June 22, 2017, Mr. Dennis provided Mr. Barrenechea feedback from the Guidance Board regarding OpenText’s proposed acquisition of Guidance, including a request for an offer price of $7.15 per Share and other terms Guidance would require in order to agree to a period of exclusivity.

On June 23, 2017, OpenText delivered a non-binding preliminary indication of interest to Guidance, which contemplated a purchase of Guidance through a public tender offer at a purchase price of $7.10 per share in cash and a termination fee equal to 2.5% of the purchase price. The non-binding preliminary indication of interest contemplated an exclusivity period ending on July 28, 2017 (subject to a potential seven-day extension).

On June 25, 2017, a representative of Morgan Stanley provided representatives of OpenText a draft of the Exclusivity Agreement (as defined below), which contemplated an exclusivity period ending on July 24, 2017 (subject to a potential seven-day extension).

On June 26, 2017, OpenText provided proposed revisions to the draft Exclusivity Agreement and a revised draft of the non-preliminary indication of interest, proposing the acquisition of the Company through a stock tender offer at $7.10 per share and a termination fee of 2.5% of the equity value of the Company in the transaction. The revised draft of the non-binding preliminary indication of interest deleted the exclusivity provisions (which were now covered by the separate Exclusivity Agreement). The Exclusivity Agreement as proposed to be revised by OpenText provided for an exclusivity period ending on July 28, 2017 (subject to a potential seven-day extension).

On June 27, 2017, Morgan Stanley informed OpenText by email that Guidance had agreed to proceed with the negotiation of definitive documents on the terms proposed in OpenText’s June 26 indication of interest. On the same date, OpenText and the Company entered into the June 26 indication of interest and the Exclusivity Agreement, providing for an exclusivity period ending on August 1, 2017.

During the period from June 29, 2017 to July 25, 2017, representatives of OpenText engaged with Guidance and its financial advisors for the purposes of OpenText’s due diligence.

On July 3, 2017, Latham & Watkins LLP (“Latham”), counsel to Guidance, provided to Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), counsel to OpenText, a revised draft to the draft Merger Agreement which, among other things, (w) provided that CFIUS Clearance would be an Offer Condition regardless of whether OpenText determined it to be advisable, but subject to a requirement that OpenText take all actions that are customarily undertaken to obtain CFIUS Clearance, (x) deleted OpenText’s termination right in the event of a material breach by Guidance or any of its representatives or affiliates of the “no-shop” commitment, (y) permitted the Guidance Board to make an Adverse Recommendation Change (as defined below) in response to certain intervening events after the execution of the Merger Agreement, and (z) required OpenText to take all actions customarily undertaken to obtain DSS Consent (as defined below) and agree to divest up to a certain amount of assets to the extent necessary to satisfy the HSR Condition (as defined below) and obtain other governmental consents.

On July 5, 2017, representatives of OpenText and Guidance attended an informal dinner in Pasadena, California.

On July 6 and 7, 2017, representatives from OpenText, Guidance and Morgan Stanley held a series of due diligence meetings in Pasadena, California.

On July 12, 2017, Cleary Gottlieb provided to Latham proposed revisions to the draft of the Merger Agreement, which, among other things, (x) accepted the Guidance Board’s ability to make an Adverse Recommendation Change in response to an intervening event after the execution of the Merger Agreement and agreed that OpenText would take all actions customarily undertaken to obtain CFIUS Clearance and DSS Consent, subject to certain provisos, (y) rejected the other revisions proposed by Guidance in its July 3 draft of the Merger Agreement discussed in the paragraph just above, and (z) added DSS Consent as an Offer Condition.

On July 18, 2017, Latham provided to Cleary Gottlieb a revised draft of the draft Merger Agreement, which, among other things, (x) provided that CFIUS Clearance and DSS Consent would cease to be Offer Conditions in the event of any breach by OpenText of certain related obligations, including its obligations to take all actions customarily undertaken to obtain CFIUS and DSS Consent, (y) limited OpenText’s termination right in the event of a breach of the “no-shop” provision so that it would apply only in the event of a willful breach committed by Guidance itself (and not its representatives or affiliates), and (z) required OpenText to take all actions customarily undertaken to obtain CFIUS Clearance and DSS Consent.

On July 20, 2017, Cleary Gottlieb provided to Latham a draft of the Tender and Voting Agreement.

Between July 21, 2017 and July 25, 2017, the parties and their respective legal counsel continued to resolve remaining items under the Merger Agreement and the Tender and Voting Agreement and to complete Guidance’s disclosure schedules. The parties agreed that CFIUS Clearance would not be an Offer Condition. OpenText agreed to the obligation to take all actions customarily undertaken to obtain DSS Consent, including by mitigation agreement that would limit OpenText’s freedom of action, ownership, control, influence, management or access over the business of Guidance and its subsidiaries, provided that none of OpenText and its subsidiaries is obligated to agree to such limitation with respect to any portion of the business of Guidance and its subsidiaries other than the portion requiring a facility clearance from DSS (except for an obligation to give certain notice to DSS). Guidance agreed that DSS Consent would be an Offer Condition. Guidance agreed to provide OpenText a termination right in the event of a material breach of the “no-shop” provision by Guidance or its representatives or affiliates, but excluded certain significant stockholders from the definition of affiliate for such purposes.

On July 23, 2017, as part of a specially called meeting to approve the transaction, the OpenText board of directors authorized certain members of OpenText senior management to negotiate and enter into on behalf of OpenText a definitive merger agreement and related documentation for the acquisition of Guidance for an all cash purchase price of $240 million.

In the evening of July 25, 2017, OpenText, Purchaser and Guidance executed the Merger Agreement and, as contemplated by the Merger Agreement, the directors and executive officers of Guidance, Mr. Dennis, Mr. Plaga, Mr. Harris, Mr. Basore, Mr. Gomez, Mr. Carnecchia, Mr. Colbert, Mr. McConnell, Mr. Loo, Mr. Bish, Mr. van Schoonenberg, Mr. van der Colff, and Ms. Urbach, entered into the Tender and Voting Agreement.

On July 26, 2017, prior to the opening of trading, Guidance and OpenText each issued a press release announcing the transaction, and Guidance also publicly announced preliminary second quarter financial results.

On August 1, 2017, Guidance publicly announced its second quarter financial results.

For information on the Merger Agreement and the other agreements between Guidance and OpenText and their respective related parties, see Section 11 — “Purpose of the Offer and Plans for Guidance; The Merger Agreement and Other Agreements”.

11. Purpose of the Offer and Plans for Guidance; Merger Agreement and Other Agreements

Purpose of the Offer and Plans for Guidance.    The purpose of the Offer and the Merger is for OpenText, through Purchaser, to acquire control of, and the entire equity interest in, Guidance. The Offer, as a first step in the acquisition of Guidance, is intended to facilitate the acquisition of all Shares. If we consummate the Offer, pursuant to the Merger, we will acquire all of the capital stock of Guidance not purchased pursuant to the Offer or otherwise. Stockholders of Guidance who sell their respective Shares in the Offer will cease to have any equity interest in Guidance or any right to participate in its earnings and future growth. If the Merger is effected, non-tendering stockholders also will no longer have an equity interest in Guidance. On the other hand, after selling their respective Shares in the Offer or the subsequent Merger, stockholders of Guidance will not bear the risk of any decrease in the value of Shares.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public Guidance stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will affect the closing of the Merger, without a vote of the stockholders of Guidance in accordance with Section 251(h) of the DGCL.

Plans for Guidance. We are conducting a detailed review of Guidance and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances that exist upon consummation of the Offer and the Merger. We will continue to evaluate the business and operations of Guidance during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Guidance’s business, operations, capitalization and management with a view of optimizing development of Guidance’s potential in conjunction with OpenText’s existing businesses. Possible changes could include changes in Guidance’s business, corporate structure, charter, bylaws, capitalization, board of directors, management and dividend policy, although, except as disclosed in this Offer to Purchase, OpenText and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, neither we nor any of the persons listed in Schedule A have any present plans or proposals that would result in an extraordinary corporate transaction involving Guidance or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Guidance’s dividend rate or policy, indebtedness, capitalization, corporate structure, business, management or board of directors.

The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO that we have filed with the SEC on August 8, 2017 (the “Schedule TO”) and which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Guidance.” You are encouraged to read the full text of the Merger Agreement because it is the legal document that governs the Merger and certain aspects of the Offer. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual disclosures about Guidance or the transactions contemplated in the Merger Agreement contained in public reports filed by Guidance or OpenText with the SEC.

The Offer.    The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the Offer Conditions described in Section 13 — “Conditions to the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Time.

The Offer is initially scheduled to expire at 12:00 midnight, Eastern time, on September 6, 2017, which is twenty business days after the commencement of the Offer. Purchaser may extend the Expiration Time at any time with Guidance’s written consent. Purchaser may, without Guidance’s consent, (i) extend the Offer for any period required by any law or rules, regulations, interpretations or positions of the SEC or its staff or Nasdaq applicable to the Offer (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or (ii) if, as of any Expiration Time, any Offer Condition is not satisfied and has not been waived, extend the Offer on one or more occasions in consecutive increments of up to ten business days each (or such longer period as OpenText, Purchaser and Guidance may agree), until such time as all Offer Conditions are satisfied or waived. However, Purchaser may not extend the Offer beyond the earlier of the End Date and the termination of the Merger Agreement without Guidance’s consent. In addition, at Guidance’s request, Purchaser is required to extend the Offer for an additional period of up to ten business days (or such longer or shorter period as OpenText, Purchaser and Guidance agree) if (a) as of any Expiration Time, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived by Purchaser in its sole discretion or (b) as of any Expiration Time, all Offer Conditions have been satisfied or waived by Purchaser in its sole discretion other than the Minimum Condition. At Guidance’s request Purchaser is required to extend the Offer on every occasion under clause (a) and on not more than two occasions under clause (b). However, without Guidance’s consent, Purchaser will not, and without Purchaser’s written consent, Purchaser will not be required to, extend the Offer beyond the earlier of the End Date and the termination of the Merger Agreement. The Offer Price and Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after July 25, 2017 and prior to the Effective Time.

Recommendation.    Guidance has represented to us in the Merger Agreement that the Guidance Board (at a meeting duly called and held) duly and unanimously (i) determined that the Merger Agreement, the Tender and Voting Agreement and the transactions contemplated thereby are fair to and in the best interests of Guidance, (ii) approved and declared advisable the Merger Agreement, the Tender and Voting Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon and subject to the terms and conditions of the Merger Agreement, (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL, (iv) ensure that no restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other law with respect to anti-takeover legislation shall apply with respect to or as a result of the Merger, the Offer, the Merger Agreement or any related agreement or transaction, and (v) determined, upon and subject to the terms and conditions of the Merger Agreement, to recommend that Guidance’s stockholders accept the Offer and tender their Shares pursuant to the Offer (collectively, the “Company Board Recommendation”).

Board of Directors and Officers.    The directors of Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, become the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. Guidance’s officers (other than the Chairman of the Guidance Board) immediately prior to the Effective Time will, from and after the Effective Time, continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

The Merger.    The Merger Agreement provides that, at 8:00 A.M., Eastern time, on the date of the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Guidance, and the separate existence of Purchaser will cease, and Guidance will continue as the Surviving Corporation after the Merger. The Merger will be governed by and effected under Section 251(h) of the DGCL without a stockholder vote to adopt the Merger Agreement or effect the Merger.

Charter and Bylaws.    At the Effective Time, the certificate of incorporation of the Surviving Corporation shall, by virtue of the Merger, be amended so as to read in its entirety in the form set forth as Exhibit A to the Merger Agreement, until thereafter changed or amended as provided therein or by law. In addition, at the Effective Time, the bylaws of the Surviving Corporation shall, by virtue of the Merger, be amended so as to read in its entirety in the form set forth as Exhibit B to the Merger Agreement, until thereafter changed or amended as provided therein or by law.

Conversion of Guidance Shares.    Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by OpenText or Guidance, or by any wholly-owned subsidiary of OpenText (including Purchaser) or Guidance, or held by stockholders who properly exercise appraisal rights under Delaware law or Shares irrevocably accepted for purchase pursuant to the Offer) will, by virtue of the Merger and without any action on the part of the holder, be converted at the Effective Time into the right to receive the Merger Consideration from Purchaser, payable to such holder upon surrender of the certificate formerly representing (or upon book-entry transfer of) such Shares, in cash, without interest, and net of applicable withholding of taxes. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the Merger and prior to the Effective Time. Each share of common stock, par value $0.001 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

Treatment of Stock Options and Restricted Shares.    The Offer is being made for all outstanding Shares and not for restricted shares or options to purchase Shares or other equity awards. Restricted shares and options may not be tendered into the Offer. Further, no options or restricted shares will, for purposes of Guidance’s stock plans or otherwise, be continued, converted, assumed or replaced by the Surviving Corporation in connection with the transactions contemplated by the Merger Agreement.

Immediately prior to the Effective Time, each outstanding, unexpired and unexercised option to purchase Shares that is vested and exercisable or that, by the terms of the applicable stock plan or award agreement, would automatically become vested and exercisable as a result of the transactions contemplated by the Merger Agreement (the “Vested Options”) will be cancelled. Each holder of any such cancelled Vested Option will be entitled to receive, in consideration for the cancellation of the Vested Option, a payment in cash (net of applicable withholding taxes and without interest) of an amount equal to the product of (i) the total number of Shares subject to such Vested Options immediately prior to such cancellation and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share of such Vested Option immediately prior to the cancellation. Pursuant to the Merger Agreement, the

Surviving Corporation is required to make the payment described in this paragraph as soon as practicable after the closing of the Merger, but in any event on or before the next payroll payment date (but no later than fifteen days following the closing of the Merger). The Surviving Corporation will make such payment through Guidance’s or Purchaser’s payroll provider or through Guidance’s stock plan administrator.

Immediately prior to the Effective Time, each award of restricted shares that is outstanding and vested or that, by the terms of the applicable stock plan or award agreement would automatically become vested as a result of the transactions contemplated by the Merger Agreement (the “Vested Restricted Shares”) will be cancelled. Each holder of any such cancelled Vested Restricted Shares will be entitled to receive, in consideration for the cancellation of the Vested Restricted Shares, a payment in cash (subject to any applicable withholding taxes and without interest) equal to the product of (i) the total number of Vested Restricted Shares immediately prior to the cancellation (which, in the case of performance-vesting Vested Restricted Shares, will be calculated at “target level” as defined in the applicable award agreement) and (ii) the Merger Consideration. Pursuant to the Merger Agreement, the Surviving Corporation is required to make the payment described in this paragraph as soon as practicable after the closing of the Merger, but in any event on or before the next payroll payment date (but no later than fifteen days following the closing of the Merger). The Surviving Corporation will make such payment through Guidance’s or Purchaser’s payroll provider or through Guidance’s stock plan administrator.

Representations and Warranties.    In the Merger Agreement, Guidance has made customary representations and warranties to OpenText and Purchaser with respect to, among other matters, organization and qualification, capitalization, authority to enter into the Merger Agreement, required consents and approvals to approve the Merger and the Offer, its compliance with law, subsidiaries, public filings, financial statements and internal controls, the absence of any Company Material Adverse Effect (as defined below), litigation, employee benefit plans, labor and employment matters, insurance, properties, tax matters, information to be included in this Offer to Purchase and any other ancillary documents related to the Offer (collectively, the “Offer Documents”) or the Schedule 14D-9, intellectual property, environmental matters, material contracts, customers, suppliers and distributors, sanctions laws, interested party transactions, anticorruption, the opinion of financial advisor and brokers’ fees. Each of OpenText and Purchaser has made customary representations and warranties to Guidance with respect to, among other matters, organization and qualification, authority to enter into the Merger Agreement, governmental authorization, consents and approvals, information to be included in the Offer Documents or Schedule 14D-9, litigation, available funds and brokers’ fees.

Some of the representations and warranties in the Merger Agreement made by Guidance are qualified by “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement and the Offer, “Company Material Adverse Effect” means any state of facts, circumstance, condition, event, change, development, occurrence, result or effect that, individually or in combination with any other, has, or would reasonably be expected to have, a material adverse effect on (a) the business, assets (tangible or intangible) or results of operations or financial condition of Guidance and its subsidiaries, taken as a whole or (b) the ability of Guidance to perform under the Merger Agreement, or consummate the transactions contemplated thereby, on a timely basis. However, in the case of clause (a) above, no state of facts, circumstance, condition, event, change, development, occurrence, result or effect will constitute a Company Material Adverse Effect to the extent that it results from:

(i)	changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates;

(ii)	changes in the industry or industries in which Guidance and its subsidiaries operate;

(iii)	changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage or acts of terrorism);

(iv)	changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis;

(v)	the announcement (other than any announcement by Guidance or any of its subsidiaries in violation of Section 5.7 of the Merger Agreement) or consummation of the Merger Agreement and the transactions contemplated thereby (other than for purposes of certain representations and warranties and conditions related thereto);

(vi)	any change in the market price or trading volume of the common stock of Guidance or in Guidance’s credit rating (excluding any facts giving rise to such change not otherwise falling within any of the exceptions provided);

(vii)	any failure to meet any internal or public projections, estimates, guidance, budgets, or forecasts of revenues, earnings or other financial metrics for any period (excluding any facts giving rise to such failure not otherwise falling within any of the exceptions provided);

(viii)	changes or prospective changes in law or GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions; or

(ix)	any legal proceedings commenced by or involving any current or former stockholders of Guidance or any of its subsidiaries (on their own behalf or on behalf of Guidance or any of its subsidiaries) arising out of or related to the Merger Agreement or the transactions contemplated thereby, provided, however, that any state of facts, circumstance, condition, event, change, development, occurrence, result or effect arising out of or resulting from any change or event referred to in clauses (i), (ii), (iii), (iv), or (viii) will, unless otherwise excluded, be taken into account for purposes of determining whether or not a Company Material Adverse Effect has occurred if and to the extent that such change, event, occurrence or effect disproportionately and adversely affects Guidance and its subsidiaries taken as a whole, as compared to other similarly situated persons operating in the industries in which Guidance and its subsidiaries operate (in which case only the incremental disproportionate and adverse impact may be taken into account in determining whether or not there has been or may be a Company Material Adverse Effect).

The Merger Agreement has been provided solely to inform investors of its terms. It is not intended to be, and should not be relied upon as, a source of financial, business or operational information about Guidance, OpenText, Purchaser or their respective affiliates. The representations and warranties contained in the Merger Agreement are made only for purposes of the Merger Agreement and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including, without limitation, being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Moreover, information concerning the subject matter of the representations, warranties, covenants and certain closing conditions may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. The representations and warranties also may not be accurate or complete as of any specified date and may be subject to a contractual standard of materiality different from those generally applicable to stockholders. The representations and warranties contained in the Merger Agreement and incorporated by reference into this Schedule TO have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule TO, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule TO.

Covenants.    The parties have agreed to a number of customary covenants in the Merger Agreement, including among others the covenants described below.

Conduct of Business.     The Merger Agreement obligates Guidance, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms (the “Pre-Closing Period”), except as set forth in the disclosure letter delivered by Guidance to OpenText ( the “Company Disclosure Letter”), as required by law or the Merger Agreement, or otherwise with the prior written consent of OpenText (which consent shall not be unreasonably withheld, conditioned or delayed), Guidance will, and will cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course of business consistent with past practice. During the Pre-Closing Period, except as set forth in the Company Disclosure Letter, as required by law or the Merger Agreement, or otherwise with the prior written consent of OpenText (which consent shall not be unreasonably withheld, conditioned or delayed), Guidance will, and will cause each of its subsidiaries to, use commercially reasonable efforts to (a) preserve substantially intact its present business organization, assets and technology, (b) keep available the services of its present officers and key employees, and (c) preserve intact its relationships with the key customers, suppliers, licensors, licensees, distributors and other persons with whom it has significant business relations, in each case consistent with past practice.

The Merger Agreement also contains specific restrictive covenants as to certain activities during the Pre-Closing Period, which provide that Guidance will not, and will cause each of its subsidiaries not to, take certain actions, except as set forth in the Company Disclosure Letter, as required by law or the Merger Agreement, or otherwise with the prior written consent of OpenText (which consent shall not be unreasonably withheld, conditioned or delayed). These restrictions prohibit Guidance and each of its subsidiaries from, among other things:

(a) amending its organizational documents (whether by merger, consolidation or otherwise);

(b) (i) in the case of Guidance, declaring, setting aside or paying any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of its capital stock or other equity or voting interests or (ii) redeeming, repurchasing or otherwise acquiring or offering to redeem, repurchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, except as permitted by the terms of the applicable Guidance stock plan, in connection with the cashless exercise of options and/or the satisfaction of withholding tax obligations with respect to options or restricted shares;

(c) (i) issuing, delivering, pledging, disposing of, granting or selling, or authorizing the issuance, delivery, pledge, disposition, grant or sale of, any shares of its capital stock or other equity or voting interests, or granting any options, warrants or other rights to acquire any such capital stock or other equity or voting interests or any instrument convertible into or exchangeable or exercisable for any such capital stock, other equity or voting interest, other than (A) the issuance of any Shares upon the exercise of options or vesting of restricted shares or other equity awards or obligations under Guidance stock plans in accordance with the terms of the applicable stock plan and the applicable award agreement existing on the date of the Merger Agreement, or (B) the issuance of securities of any wholly-owned subsidiary of Guidance to Guidance or any other wholly-owned subsidiary of Guidance; or (ii) splitting, combining, subdividing or reclassifying any shares of its capital stock or other equity or voting interests;

(d) amending any term of any of its securities or any of its subsidiaries (whether by merger, consolidation or otherwise);

(e) incurring any capital expenditures in excess of $50,000 in the aggregate, except as budgeted in Guidance’s current plan that was approved by the Guidance Board and made available to OpenText;

(f) acquiring, directly or indirectly, (i) any material assets other than supplies in the ordinary course of business consistent with past practice, or (ii) securities, interests or businesses of any person;

(g) selling, leasing, licensing or otherwise transferring any of the material assets, securities, properties, interests or businesses of Guidance or any of its subsidiaries (other than intellectual property and other similar proprietary rights, to which terms of the Merger Agreement apply), other than (i) transfers among or between Guidance and any of its subsidiaries, (ii) transactions pursuant to existing contracts, or (iii) in the ordinary course of business consistent with past practice;

(h) (i) selling, assigning or otherwise transferring or (ii) granting a lien on, granting a license, release, immunity or covenant not to sue under or in respect of, or otherwise encumbering, any material intellectual property and other similar proprietary rights that are owned or purported to be owned by Guidance or any of its subsidiaries (other than the grant of non-exclusive licenses to customers in the ordinary course of business, to the extent such licenses are necessary for the respective customer’s use or receipt of products and services licensed out, provided, sold or otherwise made commercially available by, or that are under development by, Guidance or any of its subsidiaries, and subject to terms and conditions (including as to confidentiality) that are consistent with past practice);

(i) cancelling, failing to renew, failing to continue to prosecute, failing to protect or defend, abandoning or allowing to lapse any intellectual property and other similar proprietary rights that are owned or purported to be owned by Guidance or any of its subsidiaries, other than abandonment of such intellectual property rights that Guidance determines in its reasonable judgment, in the ordinary course of business consistent with past practice, is no longer material to Guidance;

(j) making any loans, advances or capital contributions to, or investments in, any person (other than Guidance or any of its wholly-owned subsidiaries), other than advancement of expenses to employees in connection with the performance of their duties in the ordinary course of business consistent with past practice;

(k) (i) incurring, assuming or guaranteeing any indebtedness other than (A) loans or advances from Guidance or any of its wholly-owned subsidiaries to Guidance or any of its wholly-owned subsidiaries incurred in the ordinary course of business consistent with past practice, (B) indebtedness having an aggregate principal amount outstanding that is not in excess of $100,000 or (C) indebtedness incurred under existing lines of credit in the ordinary course of business consistent with past practice, or (ii) terminating or renewing any existing credit facility;

(l) granting any lien, other than as permitted by the terms of the Merger Agreement, on any of its material assets, securities, properties, interests or business of Guidance or any of its subsidiaries;

(m) except as required by law or any Plan (as defined below) or agreement existing as of the date of the Merger Agreement or entered into in accordance with the terms of the Merger Agreement: (i) increasing any compensation or benefits payable or that could become payable by Guidance or any of its subsidiaries to directors, officers or employees, (ii) establishing, adopting, entering into, amending, terminating, exercising any discretion under, or taking any action to accelerate (or exercising any discretion to accelerate) rights under any Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of the Merger Agreement, (iii) establishing, adopting or materially amending any collective bargaining agreement or Plan, (iv) funding any rabbi trust or similar arrangement, (v) granting or amending any equity or equity-based awards or (vi) hiring, replacing, or terminating (other than for cause) the employment or services of any officer, employee, independent contractor or consultant whose compensation exceeds $150,000 per annum;

(n) changing in any material respect its methods of accounting or accounting practices, except as required by GAAP or SEC rules and regulations;

(o) except as may be required by law and other than in the ordinary course of business, making or changing any material tax election or any election pursuant to Section 7701 of the Code and the Treasury Regulations thereunder with respect to any of Guidance’s subsidiaries, or changing any material accounting method for taxes;

(p) settling or compromising any material claim relating to taxes, amending any tax return, or consenting to any waiver or extension of any statute of limitations with respect to material taxes of Guidance or any of its subsidiaries;

(q) except as provided or permitted under the Merger Agreement, adopting a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or filing a petition in bankruptcy under any provisions of applicable bankruptcy law on its behalf, or consenting to the filing of any bankruptcy petition against it under any similar law;

(r) creating any subsidiary;

(s) changing in any material respect the policies or practices regarding accounts receivable or accounts payable or failing to manage working capital in all material respects in accordance with past practice;

(t) entering into, amending, accelerating, cancelling, failing to exercise an expiring renewal option, granting a material waiver under or modifying in any material respect or terminating any Company Material Contract (as defined in the Merger Agreement) or any contract that would constitute a Company Material Contract if in effect as of the date of the Merger Agreement, in each case, other than in the ordinary course of business consistent with past practice and except for renewals or terminations in accordance with the terms of any Company Material Contract;

(u) settling or compromising any material pending or threatened proceeding, other than settlements or compromises that (i) require payment by Guidance or any of its subsidiaries in settlement or compromise of amounts that do not, individually or in the aggregate, exceed $100,000 (excluding amounts covered by insurance) and (ii) do not involve any material injunctive or equitable relief or impose restrictions that are material to the business of Guidance and its subsidiaries, taken as a whole;

(v) commencing any proceeding other than for the routine collection of invoices or enforcement of the Merger Agreement;

(w) forgiving any loan to any other person (other than loans to any wholly-owned subsidiary in the ordinary course of business consistent with past practice);

(x) entering into a new line of business or abandoning or discontinuing any existing line of business;

(y) except as otherwise permitted by the Merger Agreement, entering into any material transaction with any stockholder, director or executive officer of Guidance or any of the subsidiaries of Guidance, other than advancement of expenses to its employees in connection with the performance of their duties in the ordinary course of business consistent with past practice; or

(z) authorizing, agreeing (by contract or otherwise), resolving, committing or otherwise becoming obligated to do any of the foregoing.

Access to Information and Confidentiality. During the Pre-Closing Period, Guidance will, and will cause each of its subsidiaries to (i) provide to OpenText and Purchaser and their representatives such reasonable access at reasonable times during normal business hours upon prior notice to the offices, properties, books and records, and employees of Guidance and each of its subsidiaries as OpenText or Purchaser may reasonably request, and (ii) furnish to OpenText and Purchaser and their representatives such financial and operating data and other information prepared by OpenText in the ordinary course of business as OpenText or Purchaser may reasonably request, except, in each case, to the extent Guidance reasonably determines that any of the foregoing actions would be prohibited by law, would result in a waiver of any available privilege or would breach any agreement to which Guidance or any of its subsidiaries is a party; provided, however, that (A) Guidance, each subsidiary of Guidance and each of their representatives will take reasonable steps to provide such access and furnish such information in such a manner as to avoid any violation of law, waiver of privilege or breach of agreement; (B) any such access and cooperation will be conducted in such a manner as not to interfere unreasonably with the business or operations of Guidance or its subsidiaries or the discharge by employees of Guidance or its subsidiaries of their employment responsibilities, (C) any such access to accountants and accountants’ work papers will be subject to customary conditions, and (D) in no event will such access include the right to conduct any environmental sampling or testing unless agreed to in advance by Guidance. All requests for access and information are required to be coordinated through the executive officers of Guidance.

No Solicitation and Termination for a Superior Proposal. Under the Merger Agreement and except as expressly permitted by its terms, from the date of the Merger Agreement until the consummation of the Offer or, if earlier, the termination of the Merger Agreement in accordance with its terms, Guidance (or the Guidance Board or any committee thereof, as applicable) will, and will cause each of its affiliates to, and will direct its and their respective representatives to (a) immediately cease and cause to be terminated all existing discussions and negotiations with any person that may be ongoing with respect to any Competing Proposal (as defined below), (b) terminate access by any third party to any physical or electronic data room relating to any potential Competing Transaction (as defined below), (c) in accordance with the applicable confidentiality agreements with such third parties, request the prompt return or destruction of any confidential information provided to any third party in the twelve (12) months immediately preceding the date of the Merger Agreement in connection with a Competing Proposal, and (d) enforce the provisions of any existing confidentiality or non-disclosure agreement entered into with respect to any potential Competing Transaction (provided that Guidance shall be permitted to grant waivers of, and not enforce, any standstill provision to the extent necessary to permit the counterparty thereto to make a confidential Competing Proposal directly to the Guidance Board in accordance with the terms of the Merger Agreement). Subject to the terms of the Merger Agreement, from the date of the Merger Agreement until the time that Purchaser accepts for payment all Shares that are validly tendered and not validly withdrawn in the Offer (the “Acceptance Time”), or, if earlier, the termination of the Merger Agreement pursuant to the terms therein, Guidance shall not, shall cause its affiliates not to, and shall direct its and their representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage the submission of any Competing Proposal or any inquiry, proposal or request for information regarding or that would reasonably be expected to lead to, or result in, a Competing Proposal, (ii) other than informing third parties of the existence of the provisions contained in the Merger Agreement, enter into or participate in any discussions or negotiations with, furnish any information relating to Guidance or any of its subsidiaries or afford access to the offices, properties, books and records of Guidance or any of its subsidiaries to, any person with respect to inquiries, proposals or requests for information regarding, or that would reasonably be expected to lead to, or the making of, a Competing Proposal, (iii) (A) fail to make, or withdraw, modify, qualify or amend in a manner adverse to OpenText, the Company Board Recommendation (or recommend a Competing Proposal), (B) take any action to exempt any third party from the provisions of Section 203 of the DGCL and any other applicable state takeover statute, (C) fail to publicly reaffirm the Company Board Recommendation within three business days after OpenText so requests in writing, (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Competing Proposal subject to Regulation 14D under the Exchange Act within ten business days after the commencement of such Competing Proposal or (E) approve, adopt or recommend any Competing Proposal, or propose publicly to approve, adopt or recommend, any Competing Proposal (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), or (iv) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument (other than an Acceptable Confidentiality Agreement (as defined below)) relating to an Competing Proposal or a potential Competing Transaction or requiring, or reasonably expected to cause, Guidance to abandon, terminate, materially delay or fail to consummate, or that would otherwise materially impede or interfere with, the Merger or any of the other transactions contemplated thereby (an “Alternative Acquisition Agreement”). OpenText, Purchaser, and Guidance have agreed that any violation of the restrictions set forth in this paragraph by any affiliate or representative of Guidance or any of its affiliates shall constitute a breach of the Merger Agreement. OpenText, Purchaser, and Guidance have also agreed that any willful breach of the restrictions set forth in this paragraph by an affiliate or representative of Guidance or any of its affiliates constitutes a willful breach for the purposes of the termination provisions of the Merger Agreement. For the purposes of this paragraph, none of Shawn McCreight, Jennifer McCreight, PRIMECAP Management Company, RGM Capital, LLC or any of their respective affiliates that beneficially own any Shares (other than any subsidiary of the Guidance) will be deemed to be an affiliate of Guidance.

Notwithstanding anything to the contrary contained in the Merger Agreement, if at any time following July 25, 2017 and prior to the Acceptance Time, Guidance or any of its representatives receives a bona fide unsolicited written Competing Proposal from a third party (which Competing Proposal was initially made after July 25, 2017 and did not result from a breach of the Merger Agreement), and if the Guidance Board determines in good faith, after consultation with Guidance’s outside legal and financial advisors, and based on information then available, that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below), then Guidance and its representatives may furnish information concerning Guidance and its subsidiaries to such third party making the Competing Proposal and engage in discussions or negotiations with such third party with respect to such Competing Proposal; provided, that (i) prior to so furnishing such information or engaging in any such discussions or negotiations, Guidance receives from such third party an executed Acceptable Confidentiality Agreement and (ii) any non-public information concerning Guidance or its subsidiaries provided or made available to such third party shall, to the extent not previously provided or made available to OpenText, also be promptly (and in any event within twenty-four hours after it is provided or made available to such third party) provided or made available to OpenText. Guidance shall promptly (and in any event within twenty-four hours) notify OpenText in the event that Guidance or any of its representatives receives a Competing Proposal and shall disclose to OpenText the material terms and conditions of any such Competing Proposal (including the identity of the third party making such Competing Proposal). Guidance shall (i) promptly (and in any event within twenty-four hours) notify OpenText of any material change to the material terms of any such Competing Proposal of which Guidance has been informed, or any determination by the Guidance Board that any Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, (ii) promptly notify OpenText of (A) any material negotiation sessions between such third party or its representatives on the one hand, and Guidance or its representatives, on the other hand, including providing a high-level summary of the material terms and conditions discussed in such material negotiation session and (B) if Guidance, or such third party has informed Guidance that it, has decided to not pursue such Competing Proposal and (iii) provide to OpenText as soon as practicable (and in any event within twenty-four hours) after receipt or delivery thereof of any written indication of interest (or amendment thereto) or any written material that constitutes an offer (or amendment thereto) including copies of any proposed Alternative Acquisition Agreements and any financing commitments related thereto. Notwithstanding the foregoing, Guidance may, following the receipt of a Competing Proposal, contact such third party to clarify and understand the terms and conditions thereof to facilitate the Guidance Board’s determination with respect to whether such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal.

If Guidance (a) receives a bona fide unsolicited written Competing Proposal that the Guidance Board determines in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal and (b) determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties owed by the Guidance Board to Guidance and its stockholders under law, then the Guidance Board may make an Adverse Recommendation Change or terminate the Merger Agreement pursuant to the terms therein to enter into a definitive agreement with respect to such Superior Proposal. The Guidance Board may make an Adverse Recommendation Change in response to material events, changes or developments in circumstances that were not known to or reasonably foreseeable by the Guidance Board prior to the date of the Merger Agreement but became known to the Guidance Board after the date of the Merger Agreement and prior to the Acceptance Time if the failure to take such action would be inconsistent with the fiduciary duties owed by the Guidance Board to Guidance and its stockholders under law. However, the Guidance Board may not make an Adverse Recommendation Change or terminate the Merger Agreement pursuant to the terms therein unless:

(1) Guidance provides prior written notice to OpenText, at least four business days in advance (the “Notice Period”), of Guidance’s intention to take any action permitted under the Merger Agreement, which notice shall, if applicable, specify the reasons for the proposed Adverse Recommendation Change and, if applicable, the material terms and conditions of any Superior Proposal (including the identity of the third party making such Superior Proposal) and, if applicable, provide a copy of the relevant proposed transaction agreement; and

(2) prior to making an Adverse Recommendation Change and/or terminating the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, Guidance uses, and uses reasonable best efforts to cause its representatives to, negotiate with OpenText in good faith (to the extent OpenText desires to negotiate) during the Notice Period to make such adjustments in the terms and conditions of the Merger Agreement so that such Competing Proposal ceases to constitute a Superior Proposal and/or the Guidance Board determines in good faith, after consultation with outside counsel, that the failure to make an Adverse Recommendation Change would not be inconsistent with the fiduciary duties owed by the Guidance Board to Guidance and its stockholders under law. In the event of any material revisions to a Superior Proposal, Guidance is required to deliver a new written notice to OpenText and to comply with the requirements of this paragraph with respect to such new written notice, except that references to the four business day period above shall be deemed to be references to a two business day period.

For the avoidance of doubt, if OpenText, within four business days of receiving notice of a Superior Proposal, makes an offer that, as determined in good faith by the Guidance Board (after consultation with its outside counsel and financial advisors), results in the applicable Competing Proposal no longer being a Superior Proposal, then Guidance will have no right to terminate the Merger Agreement pursuant to the terms therein as a result of such proposal.

Nothing in the Merger Agreement prohibits Guidance or the Guidance Board or any committee thereof from (i) taking and disclosing to the stockholders of Guidance a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the stockholders of Guidance pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the stockholders of Guidance that is required by law; provided, that the Guidance Board is not permitted to make an Adverse Recommendation Changes except as described above.

Under the Merger Agreement:

•	“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less restrictive of, and no more favorable to, the third party that is party to such agreement and its affiliates and representatives than the terms set forth in the Confidentiality Agreement (defined below) are to OpenText and its affiliates and representatives, including with respect to standstill provisions. However, such standstill provisions may permit such third party to make confidential proposals for a negotiated Competing Transaction directly to the Guidance Board in accordance with the non-solicitation provision described above.

•	“Competing Proposal” means, any proposal or offer to enter into a Competing Transaction from a third party.

•

“Competing Transaction” means, other than the transactions contemplated by the Merger Agreement, or any other proposal or offer from OpenText or Purchaser, (a) any acquisition or purchase, in a single transaction or series of related transactions of (i) fifteen percent or more of the assets of Guidance and its subsidiaries, taken as a whole, or (ii) fifteen percent or more of the combined voting power of Guidance; (b) any tender offer or exchange offer that if consummated would result in any person or group acquiring beneficial ownership of fifteen percent or more of the combined voting power of Guidance; or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, share exchange or other transaction involving Guidance or any of its subsidiaries in which any person or its stockholders, if consummated, would acquire fifteen percent or more of the combined voting power of Guidance or the surviving entity or the resulting direct or indirect parent of Guidance or such surviving entity.

•	“Superior Proposal” means a bona fide Competing Proposal (except the references therein to “fifteen percent” shall be replaced by (i) a percentage equal to one hundred percent minus the percentage of the outstanding shares of Guidance stock beneficially owned by a stockholder that, together with its affiliates, beneficially owns more than twenty percent of the outstanding shares of Guidance stock as of the date of the Merger Agreement, in the case of a Competing Proposal made by such stockholder, any of its affiliates and any person acting in concert with such stockholder or any of its affiliates, or (ii) “eighty percent”, in all other cases) that did not result from a material breach of the Merger Agreement, and that, in the good faith judgment of the Guidance Board (after consultation with its financial advisors and outside legal counsel), taking into account all of the terms and conditions of such Competing Proposal and the Merger Agreement (including any offer by OpenText to amend the terms of the Merger Agreement, termination fee, expense reimbursement provisions and conditions to consummation) and taking into account all other financial, legal, regulatory and other aspects of such Competing Proposal that the Guidance Board considers in good faith to be appropriate (including the conditionality, and the timing and likelihood of consummation of such proposal) would reasonably be expected to result in a transaction that is more favorable to Guidance’s stockholders (solely in their capacity as such) from a financial point of view than the Offer and the Merger.

Appropriate Action; Filings. The Merger Agreement requires, subject to its terms and conditions, that each of Guidance, Purchase and OpenText use its commercially reasonable efforts to, and use its commercially reasonable efforts to cause its representatives to, take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties to the Merger Agreement in doing, all things reasonably necessary, proper or advisable to consummate, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including using commercially reasonable efforts to (i) cause each of the conditions to the Offer and each of the conditions to the Merger to be satisfied as promptly as practicable after July 25, 2017 (including by soliciting any Guidance stockholder individually or collectively with its affiliates owning more than ten percent of the outstanding Shares to tender into the Offer; and (ii) obtain, as promptly as practicable after July 25 2017, and maintain all necessary actions or non-actions and consents from any governmental authorities and make all necessary registrations, declarations and filings with any governmental authorities that are necessary to consummate the Offer and the Merger.

Pursuant to the Merger Agreement, each of OpenText, Purchaser and Guidance is required to (i) file a Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the “HSR Act”), and any additional filings or notifications and related material that are necessary, proper or advisable to permit consummation of the transactions contemplated by the Merger Agreement as promptly as practicable (but in no event within ten business days after July 25, 2017 for the filing of a Notification and Report Form pursuant to the HSR Act), (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested by any governmental authority pursuant to the HSR Act or any other antitrust law and (iii) use its commercially reasonable efforts to take, or cause to be taken (including by their respective subsidiaries) all other actions consistent with the terms of the Merger Agreement as are necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or obtain approval under any other antitrust law as soon as practicable.

The Merger Agreement provides that OpenText and Guidance will each use its commercially reasonable efforts to obtain, as promptly as practicable: (i) CFIUS Clearance (as defined below), if OpenText determines it is advisable or the Committee on Foreign Investment in the United States (or any successor entity or member agency thereof acting in such capacity) (“CFIUS”) requests or requires filings related thereto, and (ii) subject to the terms of the Merger Agreement, the agreement by the Defense Security Service (“DSS”), in the form of a commitment letter reflecting acceptance by DSS of a plan to mitigate foreign ownership, control, and influence over Guidance resulting from the transactions contemplated by the Merger Agreement (such agreement by DSS, the “DSS Consent”). Each of OpenText and Guidance is required to promptly furnish to the other copies of any notices or communications received by such party or any of its affiliates from DSS or CFIUS or any of its constituent agencies with respect to the transactions contemplated by the Merger Agreement, unless otherwise prohibited by any governmental authority or law.

As used in this Offer to Purchase, “CFIUS Clearance” means (a) a written determination from CFIUS that the transactions contemplated by the Merger Agreement are not subject to Section 721 of the Defense Production Act of 1950, as amended and including the implementing regulations thereof codified at 31 C.F.R. Part 800 (the “DPA”), (b) a written notice issued by CFIUS that it has determined that there are no unresolved national security concerns with respect to the transactions contemplated by the Merger Agreement, and has concluded all action under the DPA, or (c) either (i) the President of the United States will have determined not to use his powers under the DPA to unwind, suspend, condition or prohibit the consummation of the transactions contemplated by the Merger Agreement or (ii) the period allotted for presidential action under the DPA will have passed without any determination by the President.

As promptly as practicable after July 25, 2017, if OpenText determines it is advisable to make, or CFIUS requests or requires, filings related to CFIUS Clearance, OpenText and Guidance will (i) prepare, prefile and then, as soon as reasonably practicable thereafter, file with CFIUS a joint voluntary notice pursuant to the DPA with respect to the transactions contemplated by the Merger Agreement and (ii) prepare and provide to DSS a draft commitment letter in respect of the DSS Consent. Each party to the Merger Agreement will use its commercially reasonable efforts to provide CFIUS and DSS with any additional or supplemental information requested by CFIUS or DSS during their respective reviews as promptly as practicable, and in all cases within the amount of time allowed by CFIUS or DSS, as applicable.

OpenText will take, or cause to be taken, all actions that are customarily undertaken to obtain the DSS Consent so as to enable the closing of the Merger to occur as promptly as practicable, including proposing, negotiating, committing to and effecting, by mitigation agreement, letter of assurance or commitment, national security agreement, security control agreement, special security agreement, voting trust agreement or proxy agreement, restrictions or actions that after the closing of the Merger would limit OpenText’s freedom of action, ownership, control, influence, management or access over the business of Guidance and its subsidiaries. Notwithstanding the foregoing, nothing in the Merger Agreement obligates OpenText, Purchaser or any other subsidiary of OpenText to, and Guidance shall not and shall cause each of its subsidiaries to not, take any of the foregoing actions or agree to any of the foregoing limitations with respect to any portion of the business of Guidance and its subsidiaries other than the portion thereof requiring a facility clearance from DSS, except for a letter of assurance requiring notice to the Department of Defense if services for non-classified customers of the Department of Defense are shifted to a foreign entity.

However, except as set forth in the paragraph above, nothing in the Merger Agreement obligates OpenText, Purchaser or any other subsidiary of OpenText to, and Guidance will not and will cause each of its subsidiaries to not, agree to limit in any manner whatsoever (i) any rights of ownership of any securities (including Shares), or to divest, dispose of or hold separate any securities or all or a portion of their respective businesses, assets or properties or of the business, assets or properties of their repective subsidiaries or (ii) the ability of such entities (A) to conduct their respective businesses or own such assets or properties or to conduct the businesses or own the properties or assets of their respective subsidiaries or (B) to control their respective businesses or operations or the businesses or operations of their respective subsidiaries. Further, Guidance will not commit to or agree with any governmental authority to stay, toll or extend any applicable waiting period under the HSR Act without OpenText’s prior written consent.

Notice of Certain Events.    The Merger Agreement provides that, during the Pre-Closing Period, each of Purchaser, OpenText and Guidance will promptly notify the other parties of (a) any fact(s), change(s), event(s), development(s) or circumstance(s) that have occurred, arisen or come into existence and become known to the notifying party, that would reasonably be expected to cause any condition to the obligations of the notifying party to effect the Offer, the Merger or the transactions contemplated by the Merger Agreement not to be satisfied, (b) the failure of the notifying party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to the Merger Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Offer, the Merger or the transactions contemplated by the Merger Agreement not to be satisfied, and (d) any proceedings commenced by or involving any current or former stockholder of Guidance or any of its subsidiaries (on their own behalf or on behalf of Guidance or any of its subsidiaries) arising out of or related to the Merger Agreement or the transactions contemplated in the Merger Agreement (“Stockholder Litigation”). However, no notice delivered pursuant to this paragraph will cure any breach of any representation, warranty, covenant or agreement contained in the Merger Agreement or otherwise modify the conditions to the obligations of any party to effect the Offer, the Merger or the transactions contemplated by the Merger Agreement, or limit or affect the remedies available thereunder.

Public Announcements.    Pursuant to the Merger Agreement, OpenText and Guidance, and their respective subsidiaries, cannot issue any press release or other announcement (to the extent not previously publicly disclosed or made in accordance with the Merger Agreement) with respect to the Merger Agreement or the transactions contemplated thereby without the prior consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), except (a) as such press release or other announcement may be required by law or the applicable rules of a national securities exchange, in which case the party required to issue the release or make the announcement shall use its commercially reasonable efforts to provide the other party with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance, (b) that each of Guidance and its Subsidiaries may make announcements from time to time to their respective employees, customers, suppliers and other business relations and otherwise as Guidance may reasonably determine is necessary to comply with the law or the requirements of any agreement to which Guidance or any of its subsidiaries is a party or (c) in connection with an Adverse Recommendation Change if and to the extent permitted by the terms of the Merger Agreement. Notwithstanding these restrictions, to the extent the content of any press release or other announcement has been approved and made in accordance with this paragraph, no separate approval will be required in respect of such content to the extent replicated in whole or in part in any subsequent press release or other announcement.

Indemnification.    The Surviving Corporation and its subsidiaries as of the Effective Time are required to (and, OpenText will cause the Surviving Corporation and its subsidiaries as of the Effective Time to) honor and fulfill in all respects the obligations of Guidance and its subsidiaries under (i) the indemnification agreements between Guidance or any of its subsidiaries and any of their respective current or former directors, officers and employees, and any person who becomes a director, officer or employee of Guidance or any of its subsidiaries prior to the Effective Time (the “Indemnified Persons”) and (ii) indemnification, expense advancement and exculpation provisions in the certificate of incorporation and bylaws or comparable organizational documents of Guidance or any of its subsidiaries in effect on the date of the Merger Agreement. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its subsidiaries shall cause the organizational documents of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are no less favorable than the indemnification, exculpation and advancement of expenses provisions contained in the organizational documents of Guidance and its subsidiaries as of the date of the Merger Agreement. During such six year period, such provisions will not be repealed, amended or otherwise modified in any manner adverse to the Indemnified Persons except as required by law. Also, during such six year period, the Surviving Corporation will and will cause its subsidiaries to indemnify, defend and hold harmless the current or former directors or officers of Guidance or any of its subsidiaries and any person who becomes a director or officer of Guidance or any of its subsidiaries prior to the Effective Time, in respect of acts or omissions by such persons in their capacity as directors or officers of Guidance or any of its subsidiaries occurring at or prior to the Effective Time to the fullest extent permitted by law.

Prior to the Effective Time, Guidance will or, if Guidance is unable to, the Surviving Corporation will as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of Guidance’s existing directors’ and officers’ insurance policies and Guidance’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as Guidance’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in all respects than the coverage provided under Guidance’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against an Indemnified Person by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions or actions contemplated thereby).The Merger Agreement provides that such tail policy may not exceed two hundred fifty percent of the amount per annum that Guidance paid in its last full fiscal year.

Further, Guidance will give OpenText a reasonable opportunity to participate in the selection of such tail policy and give reasonable and good faith consideration to any comments made by OpenText with respect thereto and Guidance shall not purchase such policy (and shall purchase the alternative policy identified by OpenText) if OpenText has identified an alternative policy satisfying the foregoing requirements at a lesser premium. If Guidance or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six years from and after the Effective

Time, the D&O Insurance in place as of the date of the Merger Agreement with Guidance’s current insurance carrier or with an insurance carrier with the same or better credit rating as Guidance’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Guidance’s existing policies as of the date of the Merger Agreement, or the Surviving Corporation shall purchase from Guidance’s current insurance carrier or from an insurance carrier with the same or better credit rating as Guidance’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in Guidance’s existing policies as of the date of the Merger Agreement. The Merger Agreement provides that in no event shall OpenText or the Surviving Corporation be required to expend for such policies pursuant to this paragraph an annual premium amount in excess of two hundred fifty percent of the amount per annum that Guidance paid in its last full fiscal year and that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth above.

The rights of each Indemnified Person under the indemnification provisions above are in addition to any rights such person may have under the certificate of incorporation or bylaws of Guidance or any of its subsidiaries, under the DGCL or any other law or under any agreement of any Indemnified Person with Guidance or any of its subsidiaries. The Merger Agreement provides that these rights will survive consummation of the transactions contemplated by the Merger Agreement, including the Merger, and are intended to benefit, and are enforceable by, each Indemnified Person. These obligations will not be terminated or modified in such a manner that is adverse to any Indemnified Person (and their respective successors and assigns) without the consent of such affected Indemnified Person (or their respective successors and assigns).

Takeover Laws.    The Merger Agreement provides that, if any “control share acquisition,” “business combination,” “fair price,” “moratorium” or other anti-takeover law becomes or is deemed to be applicable to Guidance, OpenText, Purchaser, the Offer, the Merger or any other transaction contemplated by the Merger Agreement, then each of Guidance, OpenText, Purchaser and their respective boards of directors are required to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover law inapplicable to the foregoing.

Section 16 Matters.    Prior to the Effective Time, the Guidance Board, or an appropriate committee of non-employee directors thereof, is required to adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of Guidance, who is a “covered person” of Guidance for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”), of Shares, options or restricted shares of Guidance pursuant to the Merger Agreement, the Offer and the Merger shall be an exempt transaction for purposes of Section 16.

Approval of Compensation Arrangements.    The Merger Agreement provides that, prior to consummation of the Offer, Guidance will take any action necessary to ensure that any compensation arrangements entered into by Guidance or any of its subsidiaries after the date of the Merger Agreement (or not previously approved) have been approved as contemplated by Rule 14d-10(d)(2) of the Exchange Act.

Stock Exchange De-listing.    Pursuant to the Merger Agreement, Guidance will cooperate with OpenText and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under law and rules and policies of Nasdaq to cause the delisting of the Shares from Nasdaq as promptly as practicable after the Effective Time (in any event no more than ten days after the date of the closing of the Merger) and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting.

Employee Benefit Matters.    For purposes of the Merger Agreement, a “Plan” means each (a) “employee benefit plan” as that term is defined in Section 3(3) of the Employee Retirement Income Security Act (“ERISA”), whether or not subject to ERISA, (b) employment, consulting, pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, programs, policies or agreements, and (c) medical, vision, dental or other health plans, life insurance plans, or fringe benefit plans, in each case of clauses (a) through (c) of this paragraph, maintained or contributed to Guidance or any of its subsidiaries, or required to be maintained or contributed to by Guidance or its subsidiaries or in respect of which Guidance or its subsidiaries has any liability, or otherwise providing for payments or benefits for or to any current or former employees, directors, officers, consultants or other service providers of Guidance or any of its subsidiaries and/or their dependents.

A “Continuing Employee” means, for purposes of the Merger Agreement, all employees of Guidance or any of its subsidiaries who, as of the closing of the Merger, continue their employment with Guidance, OpenText, the Surviving Corporation or any of their affiliates.

Pursuant to the Merger Agreement, OpenText will cause the Surviving Corporation (or an applicable subsidiary thereof) to honor the Plans that provide for severance and change in control obligations and/or transaction-based payments and benefits in accordance with their terms as in effect immediately prior to the date of the Merger Agreement and any other agreements with employees entered into in accordance with the terms of the Merger Agreement, provided that such Plans have been scheduled in the disclosure letter or otherwise publicly disclosed.

For a period of twelve months following the Effective Time, the Surviving Corporation or an applicable subsidiary will (and OpenText will cause the Surviving Corporation or subsidiary to) provide to each Continuing Employee base compensation, bonus or incentive opportunities (excluding any equity or equity-based plan, program or arrangement), and employee and fringe benefits (including severance benefits, and group health, life and disability plans, but excluding benefits provided pursuant to any defined benefit pension plan) that are substantially similar, in the aggregate, taken as a whole, to the base compensation, bonus or incentive opportunities and employee and fringe benefits provided to such Continuing Employee immediately prior to the Effective Time.

From and after the Effective Time, for purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any benefit plan or arrangement of OpenText, the Surviving Corporation or any of their respective affiliates (each, a “Parent Benefit Plan”), OpenText will, and will cause the Surviving Corporation or its subsidiaries to, use commercially reasonable efforts to cause each Continuing Employee to receive service credit for service with Guidance and its subsidiaries to the same extent such service credit was granted under the Plans (for purposes of eligibility to participate and vesting and, solely in respect of vacation and severance plans, benefit accrual purposes) immediately prior to the Effective Time. OpenText will, and will cause the Surviving Corporation or its subsidiaries to, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions exclusions, actively at work requirements, waiting periods and insurability requirements with respect to participation and coverage requirements applicable to the Continuing Employees (and any dependents or beneficiaries thereof) under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under the applicable Plan immediately prior to the Effective Time and (ii) cause any co-payments, deductibles and other out-of-pocket expenses incurred by a Continuing Employee during the plan year that includes the Effective Time to be credited for purposes of satisfying all deductible, co-payment and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year of each comparable Parent Benefit Plan, as if such amounts had been paid in accordance with such plan; provided, that in each case (i) and (ii), such waiver or credit shall only be to the extent (A) that such limitation or payment would have been waived or credited in the corresponding Plan in which such Continuing Employee was a participant immediately prior to his commencement of participation in such Parent Benefit Plan and (B) that would not result in any duplication of benefits. OpenText shall, and shall cause the Surviving Corporation and its subsidiaries to, use commercially reasonable efforts to honor all vacation, personal and sick days accrued by Continuing Employees under the plans, policies, programs and arrangements of Guidance and its subsidiaries immediately prior to the Effective Time.

Notwithstanding anything to the contrary set forth in the Merger Agreement, no provision of the Merger Agreement will be deemed to (i) guarantee employment for any period of time for, or preclude the ability of OpenText or the Surviving Corporation to terminate the employment of, any Continuing Employee for any reason, (ii) require OpenText or the Surviving Corporation to continue any particular Plan or Parent Benefit Plan or prevent the amendment, modification or termination thereof after the Effective Time (it being understood that OpenText shall cause the Surviving Corporation to comply with any obligations set forth above) or (iii) be treated as an amendment or other modification of any Plan or Parent Benefit Plan. The provisions of the Merger Agreement described above are solely for the benefit of the parties to the Merger Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) or other person will be regarded for any purpose as a third party beneficiary of the Merger Agreement, and no provision of above creates such rights in any such persons.

Director Resignations.    At the closing of the Merger, Guidance is required to deliver to OpenText evidence reasonably satisfactory to OpenText of the resignation of the directors of Guidance and its subsidiaries (other than directors of Guidance’s subsidiaries who OpenText determines shall continue to serve in such capacities following the Effective Time), effective at the Effective Time.

Stockholder Litigation.    Guidance is required to, as promptly as reasonably practicable (and in any event within two business days), notify OpenText in writing of, and give OpenText the opportunity to participate (subject to customary joint defense agreement, and at OpenText’s expense) in, but not control, the defense and settlement of, any Stockholder Litigation. No compromise or full or partial settlement of any Stockholder Litigation (other than any settlement providing solely for supplemental disclosures to Guidance’s stockholders) may be agreed to by Guidance without OpenText’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed).

Payoff of Existing Guidance Indebtedness.    Pursuant to the Merger Agreement, Guidance will use commercially reasonable efforts to (a) obtain customary payoff letters reasonably acceptable to OpenText from all financial institutions and other persons to which indebtedness for borrowed money of Guidance or any of its subsidiaries is owed, including the payoff amount and providing that liens and guarantees, if any, granted in connection therewith related to the assets, rights and properties of Guidance and its subsidiaries securing such indebtedness for borrowed money and any other obligations secured thereby shall be, upon the payment of the amount set forth in the applicable payoff letter at or prior to the consummation of the Offer, released and terminated and (b) deliver or cause to be delivered such payoff letters, together with the related release documentation, to OpenText at the consummation of the Offer. At the consummation of the Offer, subject to OpenText making available necessary funds to do so, Guidance will use commercially reasonable efforts to, and will cause its subsidiaries to, permanently (i) terminate the credit facilities requested by OpenText to be so terminated, and all related contracts to which Guidance or any of its subsidiaries is a party and (ii) cause to be released any guarantees and any liens on its assets relating to such terminated credit facilities.

Conditions to the Offer. Conditions to the Offer are described below under Section 13 — “Conditions to the Offer.”

Conditions to Closing of the Merger.    Pursuant to the Merger Agreement, each of OpenText’s, Purchaser’s and Guidance’s obligations to consummate the Merger are subject to the satisfaction (or waiver, if permissible under law) at or prior to the Effective Time of each of the following conditions: (a) Purchaser will have irrevocably accepted for payment all Shares validly tendered and not validly withdrawn in the Offer; and (b) no law or order of any governmental authority with competent jurisdiction shall be in effect that restrains, prohibits or otherwise makes illegal the consummation of the Merger.

Termination.    The Merger Agreement provides that the Merger Agreement may be terminated and the transactions contemplated by thereby, including the Offer and the Merger, may be abandoned, at any time prior to the consummation of the Offer (except for termination pursuant to the terms described immediately below in clause (ii) of paragraph (c), which may occur at any time prior to the Effective Time):

(a)    by mutual written consent of OpenText and Guidance;

(b)    by either Guidance or OpenText if:

(i)	the Acceptance Time has not occurred on or before November 30, 2017, provided that this date will be automatically extended to December 31, 2017 if the Acceptance Time has not occurred prior to such date due to any failure of any Regulatory Condition (as defined below) to be satisfied; or

(ii)	the Offer is terminated or withdrawn pursuant to its terms and the Merger Agreement without any Shares being purchased thereunder;

however, the right to terminate the Merger Agreement pursuant to this paragraph (b) is not available to any party whose breach of any provision of the Merger Agreement is the cause of or results in the failure of the Acceptance Time to have occurred on or before the End Date or failure of the Offer to be consummated, as the case may be;

(c) by either Guidance or OpenText, if any order of any governmental authority with competent jurisdiction is in effect which restrains, prohibits or otherwise makes illegal (i) prior to the Acceptance Time, the acceptance for payment of, or payment for, Shares pursuant to the Offer or (ii) prior to the Effective Time, the consummation of the Merger, and, in each such case, such order shall have become final and nonappealable; however, the right to terminate the Merger Agreement pursuant to this paragraph (c) is not available to any party whose breach of the Merger Agreement has been the primary cause of the issuance of or failure to lift such order;

(d) by OpenText, at any time prior to the Acceptance Time, if an Adverse Recommendation Change has occurred or if Guidance has materially violated or breached (or has been deemed pursuant to the terms thereof to have materially violated or breached) the Merger Agreement terms relating to solicitation of Competing Proposals;

(e) by Guidance, at any time prior to the Acceptance Time, in order to enter into a definitive agreement with respect to a Superior Proposal in accordance with the Merger Agreement; however, pursuant to the Merger Agreement, Guidance must pay a termination fee concurrent with such termination pursuant to this paragraph (e);

(f) by OpenText, at any time prior to the Acceptance Time if there is any breach of any representation or warranty or failure to perform a covenant or agreement on the part of Guidance set forth in the Merger Agreement, which breach or failure to perform would give rise to a failure of an Offer Condition and which (i) is not capable of cure prior to the earlier of the End Date and thirty calendar days after delivery of written notice of such breach or failure to perform to Guidance or (ii) such breach or failure to perform shall not have been cured during such period; however, Purchaser is not permitted to terminate the Merger Agreement pursuant to this paragraph if OpenText or Purchaser is then in material breach of any representation, warranty, covenant or agreement of OpenText or Purchaser set forth in the Merger Agreement and such breach would give rise to a failure of an Offer Condition to be satisfied; or

(g) by Guidance, at any time prior to the Acceptance Time: (i) if there is any breach of any representation or warranty or failure to perform a covenant or agreement on the part of OpenText or Purchaser set forth in the Merger Agreement that has had or would reasonably be expected to have a materially adverse effect on the ability of OpenText or Purchaser to consummate the transactions contemplated by the Merger Agreement on a timely basis, (ii) Guidance has delivered to OpenText written notice of such breach and (iii) either (A) such breach is not capable of cure prior to the earlier of the End Date and thirty calendar days after delivery of written notice of such breach or failure to perform to OpenText or (B) such breach or failure to perform has not been cured during such period; however, Guidance may not terminate the Merger Agreement pursuant to this paragraph if Guidance is then in material breach of any representation, warranty, covenant or agreement of Guidance set forth in the Merger Agreement and such breach would give rise to a failure of an Offer Condition to be satisfied.

Fees and Expenses. Except as described below with respect to the Termination Fee (as defined below), all costs and expenses incurred by the parties to the Merger Agreement in connection with the Merger Agreement are required to be paid by the party incurring the costs or expenses. The Merger Agreement requires that all payments described below be made by wire transfer of immediately available funds to an account designated by OpenText.

If the Merger Agreement is terminated by Parent pursuant to paragraph (d) under “Termination” above, Guidance is required to pay to OpenText an amount in cash equal to $6,014,095.55 (the “Termination Fee”). A Termination Fee payable pursuant to this paragraph must be paid promptly, but in no event later than three business days, following such termination.

If the Merger Agreement is terminated by Guidance pursuant to paragraph (e) under “Termination” above, then Guidance is required to pay the Termination Fee to OpenText. Pursuant to this paragraph, Guidance is required to pay the Termination Fee concurrently with and as a condition to the termination of the Merger Agreement.

Guidance is required to pay the Termination Fee to OpenText if (a) the Merger Agreement is terminated (i) by OpenText or Guidance pursuant to paragraph (b) under the heading “Termination” above or (ii) by OpenText pursuant to paragraph (f) under the heading “Termination” above and the Minimum Condition has not been satisfied prior to such termination; (b) after the execution and delivery of the Merger Agreement and prior to such termination of the Merger Agreement, a Competing Proposal was publicly disclosed (for purposes of this paragraph, all references to “fifteen percent” in the definition of Competing Proposal will be treated as references to “fifty percent”); and (c) within twelve months following such termination of the Merger Agreement, Guidance either (i) enters into a definitive agreement with respect to a Competing Proposal and such Competing Proposal is later consummated or (ii) otherwise consummates a Competing Transaction. Pursuant to this paragraph, Guidance is required to pay the Termination Fee promptly, but in no event later than three business days after the consummation of the Competing Transaction.

The Merger Agreement provides that each of OpenText, Purchaser and Guidance acknowledges and agrees that in no event will Guidance be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of the Merger Agreement at the same or at different times and the occurrence of different events.

The Merger Agreement provides that each of OpenText and Purchase acknowledges and agrees on behalf of itself and its affiliates that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate OpenText and Purchaser in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunity forgone while negotiating the Merger Agreement and in reliance on the Merger Agreement and on the expectation of the consummation of the transactions contemplated by the Merger Agreement, which amount would otherwise be impossible to calculate with precision. Each of the parties acknowledges that the agreements contained under “Fees and Expenses” are an integral part of the transactions contemplated by the Merger Agreement, and that without these agreements, OpenText, Purchaser and Guidance would not enter into the Merger Agreement.

The Merger Agreement provides that each of OpenText, Purchaser and Guidance acknowledges and agrees that, except in the event of fraud based upon, or any willful breach of, any representation, warranty or covenant or agreement contained therein, OpenText’s right to receive payment of the Termination Fee pursuant to the provisions described above, in circumstances in which the Termination Fee is paid, constitutes the sole and exclusive remedy of OpenText and Purchaser and their respective affiliates and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, trustees, officers, employees, agents or affiliates (the “Parent Related Parties”) against Guidance and its subsidiaries and its and their respective affiliates and any of its and their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents or affiliates (collectively, the “Company Related Parties”) for all any and all losses, claims, damages, liabilities, costs, fees, expenses (including reasonable attorney’s fees and disbursements), judgments, inquiries and fines suffered in respect of the Merger Agreement or the transactions contemplated in the Merger Agreement in such circumstances, and upon payment of the Termination Fee to OpenText pursuant to the provisions described above, none of the Company Related Parties shall have any further liability or obligation to any of the Parent Related Parties relating to or arising out of the Merger Agreement or the transactions contemplated in the Merger Agreement, except in the event of fraud based upon, or any willful breach of, any representation, warranty or covenant or agreement contained therein. The Merger Agreement also provides that the parties acknowledge that any prior payment of the Termination Fee shall be taken into account when determining (or, if appropriate, netted against) any remedies for fraud based upon, or willful breach of, any representation, warranty covenant or agreement contained therein.

Amendments and Waivers.    Any provision of the Merger Agreement may be amended prior to the Acceptance Time if, but only if, such amendment is in writing and is signed by each of OpenText, Purchaser and Guidance. Further, at any time prior to the Acceptance Time, any of OpenText, Purchase or Guidance may (a) extend the time for the performance of any of the obligations or other acts of the other party or parties, (b) waive any inaccuracies in the representations and warranties of the other party or parties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, and (c) waive compliance by the other party or parties with any of the agreements or conditions contained in the Merger Agreement. The Merger Agreement provides that any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Mutual Non-Disclosure Agreement.

In connection with OpenText’s evaluation of the potential business combination that resulted in the Offer, Guidance and OpenText entered into a Confidentiality Agreement, dated as of November 11, 2016 (the “Confidentiality Agreement”). As a condition to being furnished confidential information of Guidance, OpenText agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The Confidentiality Agreement also contained “standstill” provisions that prohibit OpenText, until November 11, 2017, from taking the following actions:

(a)	effecting or seeking, offering or proposing (whether publicly or otherwise) to effect or announce any intention to effect or cause or participate in or in any way assist, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) the acquisition of any Guidance securities (or beneficial ownership thereof) resulting in ownership of more than three percent, in the aggregate, of Guidance’s outstanding securities, (ii) any tender or exchange offer, merger or other business combination involving Guidance or any of its subsidiaries or affiliates or assets of Guidance or the subsidiaries or affiliates constituting a significant portion of the consolidated assets of Guidance and its subsidiaries or affiliates, (iii) any recapitalization, restructuring, liquidation, dissolution or extraordinary transaction with respect to Guidance or any of its subsidiaries or affiliates, or (iv) any “solicitation” of “proxies” or consents to vote any voting securities of Guidance or any of its affiliates;

(b)	forming, joining or in any way participating in a “group” (as defined in the Exchange Act) with respect to Guidance or otherwise acting in concert with any person with respect to Guidance;

(c)	otherwise acting, alone or with others, to seek representation on or to control or influence Guidance’s management, policies or the Guidance Board or to gain representation on the Guidance Board;

(d)	taking any action that would or would reasonably be expected to force Guidance to make a public announcement regarding the matters set forth in paragraph (a) immediately above; or

(e)	entering into discussions or arrangements with any third party with respect to any of the foregoing.

In addition, the Confidentiality Agreement contains a non-solicitation provision prohibiting OpenText and Guidance, and each of their respective affiliates and representative, during the one-year period commencing on the date of the Confidentiality Agreement, from soliciting for employment or actually employing any officer or employee of the other party who was first introduced to such party in connection with the possible transaction and was serving as an employee or officer of the other party as of the date of the Confidentiality Agreement or at any time during the term thereof. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Exclusivity Agreement.

On June 26, 2017, Guidance and OpenText entered into a letter agreement (the “Exclusivity Agreement”), pursuant to which each party agreed that from the date thereof until 9:00 A.M. Pacific time on August 1, 2017, Guidance would not, and would cause its subsidiaries and representatives to not, directly or indirectly (a) initiate, solicit or knowingly facilitate or encourage any inquiries, discussions or proposals regarding (including by knowingly providing any information to any person or entity for the purpose of making, evaluating, or determining whether to make or pursue, any inquiries or proposals with respect to), (b) continue, propose, enter into or participate in negotiations or discussions with respect to, or (c) enter into any letter of intent, agreement in principle or other agreement or understanding providing for, any alternative transaction involving the direct or indirect acquisition or purchase by any person or entity (by merger, consolidation or otherwise) of all or a majority of the Shares or all or substantially all of the assets of Guidance and its subsidiaries, taken as a whole. The foregoing summary is qualified in its entirety by reference to the complete text of the Exclusivity Agreement, which is filed as Exhibit (d)(4) to the Schedule TO and incorporated herein by reference.

Tender and Voting Agreement.

Concurrently with the execution and delivery of the Merger Agreement, on July 25, 2017, OpenText and Purchaser entered into the Tender and Voting Agreement with Patrick Dennis, Barry Plaga, Michael Harris, Ken Basore, Alfredo Gomez, Max Carnecchia, John Colbert, Michael McConnell, Wade Loo, Reynolds C. Bish, Robert van

Schoonenberg, Rasmus van der Colff, and Stephanie Urbach, the directors and executive officers of Guidance (the “Tender and Voting Agreement”), pursuant to which each executive officer and director agreed, among other things, to tender his or her Shares pursuant to the Offer. Each executive officer and director also agreed to vote his or her Shares against (i) any Competing Proposal or any proposal relating to any Competing Proposal, (ii) any merger (other than the Merger), consolidation or other combination involving Guidance or any of its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of Guidance or any of its subsidiaries, (iii) to the extent submitted to a stockholder vote, any change in the business or management of Guidance or in the Guidance Board (other than as directed by OpenText or Purchaser) or (iv) any other action, proposal or agreement that would (A) reasonably be expected to impede, interfere with, materially delay or postpone the Merger and the other transactions contemplated by the Merger Agreement, (B) result in any of the Offer Conditions or conditions to the Merger not being fulfilled or satisfied or (C) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity security interests in, Guidance.

The Tender and Voting Agreement terminates upon the earlier of (x) the termination of the Merger Agreement in accordance with its terms, (y) the Effective Time and (z) the mutual written agreement of the parties thereto to terminate the Tender and Voting Agreement.

As of August 3, 2017, these stockholders collectively owned a number of Shares equal to approximately 8.3% of the issued and outstanding Shares. In addition, these stockholders collectively hold (as of August 3, 2017) options in Guidance (whether vested or unvested) to purchase an aggregate of 727,225 Shares, of which 680,925 options have exercise prices that are less than the Offer Price. If a stockholder acquires Shares that are subject to the Tender and Voting Agreement, then those Shares would also be subject to the terms of the Tender and Voting Agreement.

The foregoing summary is qualified in its entirety by reference to the complete text of the Tender and Voting Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

12. Source and Amount of Funds

OpenText, the parent company of Purchaser, will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. We estimate that the total amount of funds necessary to purchase all issued and outstanding Shares and other equity-based interests of Guidance pursuant to the Offer and the Merger and to fund the repayment of Guidance’s outstanding debt will be approximately $237.3 million. We expect to fund these payments through either a capital contribution or an intercompany loan from OpenText to Purchaser (the terms of which have not yet been determined). OpenText will obtain such funds from cash on hand and OpenText’s existing $450 million committed short-term revolving credit facility (the “Revolver”). OpenText and Purchaser do not have any alternative financing plans or arrangements. The Offer is not conditioned upon any financing arrangements.

Barclays Bank plc is the administrative agent and collateral agent, Royal Bank of Canada is the documentary credit lender, and a large syndicate of banks are lenders for the Revolver. The Revolver matures on May 5, 2022 with no fixed repayment date prior to the end of the term. Borrowings under the Revolver are secured by a first charge over substantially all of OpenText’s assets on a pari passu basis with OpenText’s term loan facility. Under the Revolver, OpenText must maintain a “consolidated net leverage” ratio of no more than 4:1 at the end of each financial quarter. Consolidated net leverage ratio is defined for this purpose as the proportion of OpenText’s total debt reduced by unrestricted cash, including guarantees and letters of credit, over OpenText’s trailing twelve months net income before interest, taxes, depreciation, amortization, restructuring, share-based compensation and other miscellaneous charges. As of June 30, 2017, OpenText’s consolidated net leverage ratio was 2.4:1. Borrowings under the Revolver bear interest per annum at a floating rate of LIBOR plus a fixed rate that is dependent on the Revolving Person’s consolidated net leverage ratio. As of June 30, 2017, the outstanding balance on the Revolver bears an interest rate of approximately 2.74%. As of June 30, 2017 OpenText has an outstanding balance on the Revolver of $175 million. OpenText expects to repay the current balance outstanding as of the date of this Offer to Purchase by the end of the Reporting Person’s Fiscal 2018 which ends on June 30, 2018. OpenText intends to draw additional amounts under the Revolver for purposes of acquiring Guidance and intends to repay such amounts in the ordinary course of its business from time to time as it deems appropriate.

The foregoing summary is qualified in its entirety by reference to the full text of the Amended and Restated Credit Agreement among the Reporting Person, Barclays Bank PLC, Royal Bank of Canada, Barclays Capital and RBC

Capital Markets, dated as of November 9, 2011, which is filed as Exhibit (b)(1) to the Schedule TO and incorporated herein by reference; the First Amendment thereto and Amended and Restated Security and Pledge Agreement in connection therewith, dated as of December 16, 2013, which are filed as Exhibit (b)(2) to the Schedule TO and incorporated herein by reference; the Second Amendment thereto, dated as of December 22, 2014, which is filed as Exhibit (b)(3) to the Schedule TO and incorporated herein by reference; and the Amendment No. 3 to the Second Amended and Restated Credit Agreement, dated as of May 5, 2017, which is filed as Exhibit (b)(4) to the Schedule TO and incorporated herein by reference.

13. Conditions to the Offer

The Offer is conditioned upon the satisfaction or waiver (to the extent permitted by law) of the following conditions (each, an “Offer Condition”):

•	Immediately prior to the Expiration Time there will have been validly tendered in the Offer (in the aggregate), and not withdrawn (and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received (as defined in Section 251(h)(6)(f) of the DGCL)), that number of Shares that, together with the number of Shares (if any) then owned by Purchaser, OpenText and controlled affiliates of OpenText and Purchaser, equal at least a majority of the Shares then issued and outstanding (the “Minimum Condition”).

•	At the Expiration Time:

•	the applicable waiting period, together with any extensions thereof, under the HSR Act, will have expired or been terminated (the “HSR Condition”);

•	the agreement by DSS, in the form of a commitment letter reflecting acceptance by DSS of a plan to mitigate foreign ownership, control and influence over Guidance resulting from the transactions contemplated by the Merger Agreement, will have been obtained (the “DSS Condition”);

•	no law or order of any governmental authority with competent jurisdiction will be in effect which (1) restrains, prohibits or otherwise makes illegal the consummation of the Offer or the Merger or (2), except as contemplated by Section 5.5(f) of the Merger Agreement, imposes any limitations on the ownership or operation by OpenText (or any of its subsidiaries) of all or any portion of businesses or assets of OpenText, Guidance or any of their respective subsidiaries, or compels OpenText, Guidance or any of their respective subsidiaries to dispose of or hold separate any portion of the businesses or assets of OpenText, Guidance or any of their respective subsidiaries (the condition under this paragraph, together with the HSR Condition and the DSS Condition, the “Regulatory Conditions”);

•	no proceeding will have been commenced and be pending by any United States federal or state or foreign governmental authority of competent jurisdiction seeking an order that would have any of the effects referred to in the bullet just above;

•	the representations and warranties of Guidance in the Merger Agreement will be accurate, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•	Guidance will have complied with or performed in all material respects all covenants and obligations that Guidance is required to comply with or to perform at or prior to the Expiration Time (the “Covenants Condition”);

•	Guidance will have delivered to OpenText a certificate signed by an executive officer of Guidance dated as of Expiration Time to the effect that the Representations Condition and the Covenants Condition have been satisfied;

•	the Merger Agreement will not have been validly terminated in accordance with its terms; and

•	since July 25, 2017, no Company Material Adverse Effect (as defined in Section 11 — “The Merger Agreement”) will have occurred.

For purposes of determining whether the Minimum Condition has been satisfied, OpenText and Purchaser will include Shares tendered in the Offer pursuant to guaranteed delivery procedures (and such Shares will be deemed to be validly tendered) if and only if the Shares subject to such guarantees have been received by the Depositary prior to the Expiration Time.

To the extent permitted by law, we expressly reserve the right (in our sole discretion), to waive any of the conditions to the Offer, and to increase the Offer Price or to make any other changes in the terms and conditions of the offer, except that without Guidance’s prior written consent, we cannot (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) reduce the maximum number of Shares sought to be purchased in the Offer, (d) amend, modify or waive the Minimum Condition, (e) impose conditions to the Offer that are in addition to the conditions to the Offer set forth in the Merger Agreement, (f) except as provided in the Merger Agreement, terminate, accelerate, extend or otherwise modify or amend the Expiration Time, or (g) otherwise modify or amend any of the Offer Conditions or other terms of the Offer in a manner adverse, or that would reasonably be expected to be adverse, to the holders of Shares. Any waiver by OpenText or Purchaser of any condition to the Offer (other than the Minimum Condition) in accordance with the terms of the Merger Agreement will not be deemed to be a modification or amendment of the Offer that is adverse to the holders of Shares.

14. Dividends and Distributions

The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, Guidance is not permitted, without OpenText’s prior written consent, to declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of any shares of Guidance’s capital stock or other equity or voting interests. See Section 11—“Purpose of the Offer and Plans for Guidance; Merger Agreement and Other Agreements — The Merger Agreement — Conduct of Business.”

15. Certain Legal Matters

General.    Except as otherwise set forth in this Offer to Purchase, based on our review of Guidance’s publicly available SEC filings and other information regarding Guidance, we are not aware of any licenses or other regulatory permits that appear to be material to the business of Guidance and that might be adversely affected by the acquisition of Shares by us pursuant to the Offer or, except as set forth below, of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by us pursuant to the Offer. Except as set forth below, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of Shares. Should any other approval or other action be required, we currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, would be obtained or, if obtained, that it would be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Guidance’s or our business or that certain parts of Guidance’s or our business might not have to be disposed of or held separately. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13 — “Conditions to the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder, the purchase of Shares in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by OpenText, as the parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. OpenText expects to file the Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on August 8, 2017. Assuming the Premerger Notification and Report Form is filed on August 8, 2017, the required waiting period with respect to the Offer and the Merger will expire by 11:59 P.M., Eastern time, on August 23, 2017 unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If before August 23, 2017, either the FTC or the Antitrust Division were to issue a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by OpenText with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by a court enjoining the transaction. OpenText may also agree with the FTC or the Antitrust Division that it will not close the transaction for a certain amount of time in order to allow the completion of its antitrust review. Complying with a Second Request can take a significant period of time. Although Guidance is required to file certain information and documentary materials with the FTC and the Antitrust Division in connection with the Offer, neither Guidance’s failure to make those filings nor a Second Request issued to Guidance from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of Purchaser’s proposed acquisition of Guidance. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of OpenText, Purchaser, Guidance, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Purchaser and OpenText believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13 — “Conditions to the Offer.”

Exon-Florio.    Under Section 721 of Title VII of the United States Defense Production Act of 1950, as amended, and the rules and regulations thereunder (the “Exon-Florio Amendment”), the President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by foreign persons of persons engaged in interstate commerce in the United States if the President determines, after investigation, that there is credible evidence that such foreign persons in exercising control of such acquired persons might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate authority to protect national security. Pursuant to the Exon-Florio Amendment, a party or parties to a transaction may provide a notification to CFIUS, which has been designated by the President to administer the Exon-Florio Amendment, for review of the transaction. Notification is not mandatory, but CFIUS has authority to initiate a review of a transaction in the absence of a voluntary notification, including after the transaction has closed.

Once a review has been initiated, CFIUS has 30 calendar days to decide whether to initiate a formal investigation. If CFIUS declines to investigate, the review process is complete. If CFIUS decides to investigate, it has 45 days in which to resolve the matter or prepare a recommendation to the President of the United States, who must then decide within 15 days whether to block the transaction. CFIUS may condition its clearance of a transaction upon commitments to be provided by the acquirer. These timetables may be extended in some circumstances if information is not provided as requested or if the parties agree to withdraw and refile the notice at the request of CFIUS. There is no prohibition against the consummation of an acquisition, merger or takeover if a review is pending, no notification is made or CFIUS does not initiate a review, but CFIUS retains jurisdiction to review a covered transaction following its consummation (unless a review was completed prior to the closing of the Merger).

Guidance is engaged in interstate commerce in the United States and the Purchaser and OpenText are foreign persons, and therefore the Offer is potentially subject to review under the Exon-Florio Amendment. Based on the information available to it, the Purchaser does not believe that the Offer threatens to impair the national security of the United States. Nevertheless, for greater certainty, the Purchaser and Guidance will voluntarily file for CFIUS review. There can be no assurance what the result or timing of the review will be, although the Purchaser believes that the Offer will ultimately be approved. The Offer is not conditioned on CFIUS Clearance having occurred.

Industrial Security.    Guidance performs a variety of services for the U.S. government that the government regulates on national security grounds and that require access to classified information, including “proscribed information” (i.e., Top Secret, Sensitive Compartmented Information, Restricted Data, Special Access Program, and Communication Security (except classified keys used for data transfer)). Accordingly, Guidance has obtained a Facility

Security Clearance (“FCL”) pursuant to the National Industrial Security Program Operating Manual (“NISPOM”). The NISPOM requires companies with an FCL to notify DSS in advance of any intended sale or transfer that may result in foreign ownership, control, or influence (“FOCI”).

In connection with the Offer, the Purchaser and Guidance are working with DSS on a plan to mitigate FOCI over the portion of Guidance’s business requiring access to classified information. The Offer is conditioned upon the agreement by DSS to a form of commitment letter setting forth a FOCI mitigation plan. See Section 13 — “Conditions to the Offer.” The Purchaser will be obligated to take all actions that are customarily undertaken to obtain such agreement from DSS but is not required to take any action with respect to any portion of the business of Guidance and its subsidiaries other than the portion of the business of Guidance and its subsidiaries that require a FCL from DSS or with respect to a letter of assurance requiring notice to the Department of Defense if services for non-classified customers of the Department of Defense are shifted to a foreign entity.

State Takeover Laws.    Guidance is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Guidance Board has taken all action necessary under the DGCL to ensure that no such restrictions apply to the Offer, Merger or any other transactions contemplated by the Merger Agreement.

Guidance, directly or through subsidiaries, may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 13 — “Conditions to the Offer.”

Appraisal Rights.    No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. If the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Guidance a written demand for appraisal of Shares held, which demand must reasonably inform Guidance of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to properly exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is effected. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

“Going Private” Transactions.    Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is effected within one year after the purchase of Shares pursuant to the Offer and the amount paid per Share pursuant to the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither OpenText nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Stockholder Approval Not Required.    Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Guidance will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Guidance. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, OpenText, Purchaser and Guidance will take all necessary and appropriate action to effect the Merger as promptly as practicable without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL.

Litigation.    None.

16. Fees and Expenses

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17. Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, Guidance has filed the Schedule 14D-9 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 —“Certain Information Concerning Guidance” — “Available Information.”

No person has been authorized to give any information or make any representation on behalf of Purchaser or OpenText not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of OpenText, Purchaser, Guidance, the Information Agent or the Depositary or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of OpenText, Purchaser, Guidance or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Neither the Offer, nor this Offer to Purchase, nor the Letter of Transmittal, nor the Notice of Guaranteed Delivery constitutes a solicitation of proxies for any meeting of Guidance’s stockholders. Any such solicitation that we or any of our affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Galileo Acquisition Sub Inc.

August 8, 2017

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF OPENTEXT AND PURCHASER

OPENTEXT

The following table sets forth information about OpenText’s directors and executive officers as of July 25, 2017. For all occupation or employment at OpenText, the business address is 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L OA1. OpenText’s telephone number at such address is (519) 888-7111.

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History
Mark J. Barrenechea	United States	OpenText: Chief Executive Officer and Chief Technology Officer, January 2016 to present; President and Chief Executive Officer, January 2012 to January 2016; Director, January 2012 to present;

Hamilton Insurance Group, Director, November 2016 to present;

Dick’s Sporting Goods, Director, February 2014 to present;

Silicon Graphics International Corporation (SGI), Director, May 2009 to January 2012.

John M. Doolittle	Canada	OpenText, Executive Vice President and Chief Financial Officer, September 2014 to present;

Mattamy Homes Limited, Chief Financial Officer, 2011 to 2014.

Gordon A. Davies	Canada	OpenText: Executive Vice President, Chief Legal Officer and Corporate Development, September 2009 to present; Compliance Officer, September 2009 to present.

Prentiss Donohue	United States	OpenText, Senior Vice President, Professional Services, April 2016 to present;

Oracle Corporation, Group Vice President and General Manager of Advanced Customer Services, January 2010 to March 2016.

Simon Harrison	United Kingdom	OpenText, Senior Vice President, Enterprise Sales, May 2015 to present;

IXOS AG: Senior Vice President of Fast Growth Markets, 2014 to 2015; Senior Vice President of Sales, EMEA, 2012 to 2014.

Adam M. Howatson	Canada	OpenText: Chief Marketing Officer, October 2014 to present; Vice President, Engineering, January 2014 to September 2014; Vice President, Products, April 2013 to January 2014; Senior Director and Vice President, Program Management, March 2012 to April 2013.

David Jamieson	Canada	OpenText, Chief Information Officer, November 2014 to present;

Barrick Gold Corporation, Vice President, Information Technology, April 2001 to November 2014.

Aditya Maheshwari	Canada	OpenText, Senior Vice President and Chief Accounting Officer, February 2016 to present;

KPMG LLP, Canada, Audit Partner, Technology, Media and Telecoms, December 2004 to February 2016.

Muhi Majzoub	United States	OpenText, Senior Vice President, Engineering, June 2012 to present;

Northgat Arinso, Head of Products, 2010 to 2012.

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History

James McGourlay	Canada	OpenText: Senior Vice President, Global Technical Services, May 2015 to present; Senior Vice President, Worldwide Customer Services, February 2012 to May 2015; Vice President, Customer Service, 2005 to 2012.

Douglas M. Parker	Canada	OpenText: Senior Vice President, Corporate Development, June 2015 to present; Vice President, General Counsel & Assistant Secretary, November 2009 to June 2015.

Leslie Sarauer	Canada	OpenText, Senior Vice President, Human Resources, April 2016 to present;

Agrium Inc., Senior Director, Corporate HR & Organizational Development, July 2012 to August 2014.

George Schulze	United States	OpenText, Senior Vice President, Business Network Sales, May 2015 to present;

GXS Worldwide, Inc., Executive Vice President of Global Sales, February 2012 to May 2015.

Gary Weiss	United States	OpenText: Senior Vice President and General Manager, Discovery, Analytics and OEM Business, May 2016 to present; Senior Vice President of Cloud Services, September 2014 to May 2016; Senior Vice President of Information Exchange, July 2012 to September 2014;

CoreBlox, Director, 2011 to 2012;

FairWarning, Inc., Director, 2009 to 2012.

P. Thomas Jenkins	Canada	OpenText: Director, December 1994 to present; Chairman of the Board, 1998 to present; Executive Chairman and Chief Strategy Officer, 2005 to 2013;

Manulife Financial Corporation, Director, March 2015 to present;

TransAlta Corporation, Director, August 2014 to present;

Thomson Reuters, Director, May 2014 to May 2017;

BMC Software, Director, November 2004 to September 2013.

Randy Fowlie	Canada	OpenText, Director, March 1998 to present;

RDM Corporation, President and Chief Executive Officer and Director, March 2011 to April 2017;

STT Enviro Corp. (formerly Semcan Inc.), Director, January 2010 to June 2012.

Gail E. Hamilton	United States	OpenText, Director, December 2006 to present;

Westmoreland Coal Company, Director, 2011 to present;

Arrow Electronics, Inc., Director, 2008 to present;

Ixia, Director, August 2005 to present.

Brian J. Jackman	United States	OpenText, Director, December 2002 to present;

Jackman Group Inc., President, 2005 to present;

PC-TEL, Incorporated, Director, February 2002 to present.

Stephen J. Sadler	Canada	OpenText, Director, September 1997 to present;

Enghouse Systems Limited, Chairman, Chief Executive Officer and Director, April 2000 to present;

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History

Frontline Technologies Inc. (formerly Belzberg Technologies Inc.), Director, 1997 to April 2012;

Helix Investments (Canada) Inc., Chairman, 1998 to April 2013.

Michael Slaunwhite	Canada	OpenText, Director, March 1998 to present;

Saba Software Inc. (formerly Halogen Software Inc.), Director and Chairman, May 2017 to present;

Vector Talent Holdings, L.P. (parent holding company to Saba Software Inc.), Manager and Chairman, May 2017 to present.

Katharine B. Stevenson	Canada & United States	OpenText, Director, December 2008 to present;

Canadian Imperial Bank of Commerce, Director, 2011 to present;

Lucky Iron Fish Enterprise, Director, June 2017 to present;

Capital Power Corporation, Director, April 2017 to present;

CAE Inc., Director 1997 to present;

Valeant Pharmaceuticals International Inc., Director, September 2010 to March 2016.

Deborah Weinstein	Canada	OpenText, Director, December 2009 to present;

LaBarge Weinstein LLP, Partner, 1997 to present;

Dynex Power Inc., Director, 1998 to present;

LW Capital Pool Inc., Director, August 2009 to Apr. 2014;

Director, Standard Innovation Corporation, August 2011 to May 2014.

Carl Jürgen Tinggren	Sweden	OpenText, Director, February 2017 to present;

Johnson Controls International, Non-Executive Director, 2016 to present;

The Conference Board, Director, 2014 to present;

SIKA AG, Director, 2014 to present;

Tyco, Director, 2014 to 2016;

Schenker-Winkler-Holding, Director, 2010 to 2014;

Schindler Group, Chief Executive Officer, 2014 to 2016.

PURCHASER

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Except as otherwise noted, positions specified are positions with OpenText. For all occupation or employment at Purchaser, the business address is 951 Mariners Island Boulevard, Suite 700, San Mateo, California 94404. Purchaser’s telephone number at such address is (650) 645-3000.

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History

Gordon A. Davies	Canada	President and Secretary; OpenText: Executive Vice President, Chief Legal Officer and Corporate Development, September 2009 to present; Compliance Officer, September 2009 to present.

John M. Doolittle	Canada	Treasurer; OpenText: Chief Financial Officer, September 2014 to present; Mattamy Homes Limited, Chief Financial Officer, 2011 to 2014.

Manually signed facsimiles of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Guidance or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

By First Class Mail:	By Registered, Certified or Express Mail, or Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Banks, Brokers and Shareholders

Call Toll-Free (800) 891-3214